UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 001-16167

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

MONSANTO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MONSANTO COMPANY

800 North Lindbergh Blvd.

St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF DEC. 31, 2011 AND 2010,

AND FOR THE YEAR ENDED DEC. 31, 2011, AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DEC. 31, 2011, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Monsanto Savings and Investment Plan,

Pension and Savings Funds Investment Committee of Monsanto Company,

and Monsanto Company Employee Benefits Plans Committee

We have audited the accompanying statements of net assets available for benefits of Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule of Assets (Held at End of Year) as of December 31, 2011, (2) Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended December 31, 2011, and (3) Schedule of Reportable Transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

June 28, 2012

MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
	2011	2010
(Dollars in thousands)
ASSETS:
Investments:
Common stock — Monsanto Company — Allocated	$661,562	$671,656
Common stock — Monsanto Company — Unallocated	38,620	79,675

Total common stock — Monsanto Company	700,182	751,331
Cash and temporary investments	49,952	50,686
Debt securities including U.S. Government securities (securities on loan $106 in 2010)	55,192	65,840
Common and preferred stock — other (securities on loan $17,814 in 2010)	469,629	549,264
Collective investment funds	470,382	364,799
Synthetic guaranteed investment contracts at fair value	548,842	571,000
Collateral held under securities lending agreements	—	18,371

Total investments	2,294,179	2,371,291

Receivables:
Employee contribution receivable	2,818	2,944
Employer contribution receivable	60,935	56,748
Dividends, interest and trades receivable	3,826	1,622
Loans to participants, interest rates from 3.25% to 9.5%, maturities through October 2018	28,680	28,122

Total receivables	96,259	89,436

Total assets	2,390,438	2,460,727

LIABILITIES:
Liability to return collateral held under securities lending agreements	—	18,371
Deferred employer contribution	60,935	56,748
ESOP debt	1,530	3,395
Other liabilities	—	616
Amount payable for investment securities transactions	3,732	1,597

Total liabilities	66,197	80,727

NET ASSETS AVAILABLE FOR BENEFITS REFLECTING INVESTMENTS AT FAIR VALUE	2,324,241	2,380,000

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,301)	(24,601)

NET ASSETS AVAILABLE FOR BENEFITS	$2,288,940	$2,355,399

See Accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31,
2011
(Dollars in thousands)
CONTRIBUTIONS:
Employee contributions	$95,323
Employer contributions	1,021
Rollovers from other plans	6,388

Total contributions	102,732

INVESTMENT INCOME (LOSS):
(Depreciation) appreciation in fair value of investments

Common stock — Monsanto Company	7,643
Debt securities	(23)
Common and preferred stock — other	(29,661)
Collective investment funds	(491)

Total depreciation in fair value of investments — net	(22,532)
Interest	25,722
Dividends	20,287

Total investment income	23,477

INTEREST ON LOANS TO PARTICIPANTS	1,042

OTHER DEDUCTIONS:
Interest expense on ESOP debt	(118)
Administrative and investment management expenses	(6,199)
Benefits paid to participants	(187,393)

Total other deductions	(193,710)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(66,459)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,355,399

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,288,940

See Accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

NOTE 1. INFORMATION REGARDING THE PLAN

GENERAL

The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.

ADMINISTRATION

Monsanto is the sponsor of the Plan. The Monsanto Company Employee Benefits Plans Committee (“Administrative Committee”) is responsible for administering the Plan in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Workplace Investing LLC serves as the record keeper of the Plan. The Monsanto Pension and Savings Funds Investment Committee (“Investment Committee”) is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).

PARTICIPANT ACCOUNTS

The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. U.S. employees classified as “regular employees” and who have attained age 18 generally are eligible to participate in the Plan upon employment. U.S. employees classified as “temporary employees” and who have attained age 18 generally are eligible to participate in the Plan after 1,000 hours of service. The cost of Plan administration is borne by Plan participants.

Each participant’s account is credited with the participant’s contributions, Company contributions and the pro-rata share of any Plan investment earnings and is reduced by the pro-rata share of any Plan investment losses, transaction costs and certain administrative and investment management expenses. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

EMPLOYEE CONTRIBUTIONS

The Plan provides for voluntary employee contributions generally ranging from one percent to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to annual limits on before-tax contributions and the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax, or a combination of both. Plan participants other than those also participating in the Company’s ERISA Parity Savings and Investment Plan may change the amounts of their contributions on a daily basis. Generally, participant contributions to the Plan may be invested in one percent increments and, during 2010 and 2011, could be allocated in any combination to the following investment fund options at the direction of the participant: a stable value fund, a bond index fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) bond fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests in Monsanto common stock, and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment funds. The four asset allocation funds allow participants varying degrees of risk and return. The Plan includes targeted “roundtrip” participant trading restrictions. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Stable Value Fund. Generally, participants may transfer their contributions, Company contributions and any earnings thereon among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

The Plan has an automatic enrollment feature with respect to newly hired employees. If the employee is eligible to participate in the SIP, he or she will be automatically enrolled in the Plan at a four percent before-tax salary deferral rate, 45 days after date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects not to participate.

Participants may be eligible to make a before-tax catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least seven percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax contributions ($16,500 in 2011). For 2011, eligible participants could have elected a before-tax catch-up contribution of up to $5,500. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.

The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. Participants generally cannot withdraw before-tax contributions without income tax penalties until age 59 1/2, disability, death, separation from service after age 55, or for payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty.

COMPANY CONTRIBUTIONS AND VESTING

Employee contributions to the Plan, up to a maximum of seven percent of eligible pay, generally are matched 60 percent by the Company. In 2011 and 2010, Company matching contributions of $33.4 million and $29.3 million, respectively, were applied to the Plan. The Plan also has a Company discretionary match contribution feature. Generally, Company matching contributions are invested in Monsanto common stock held in the Company Stock Funds investment option in participants’ accounts. Participants may transfer matching contributions and all other amounts from the Company Stock Fund into any other investment option available under the Plan at any time, whether or not they are fully vested in those amounts.

In December 2011 and 2010, the Company determined that a discretionary matching contribution of an additional 30 percent and 10 percent, respectively, on the first 10 percent of eligible pay would be made to active participants employed by the Company on Dec. 31, 2011, and 2010, as applicable. The value of these discretionary matching contributions of $22.5 million and $6.9 million, respectively, were applied to the Company Stock Fund investment option in eligible participants’ accounts in February 2012 and February 2011, respectively, through an allocation of previously unallocated Monsanto Company common stock held by the ESOP, based on the value of a share of Monsanto common stock on Feb. 17, 2012, and Feb. 18, 2011, respectively.

In order for the Plan to pass certain IRS nondiscrimination testing requirements with respect to the 2010 Plan year, the Company made Qualified Non-Elective Contributions (“QNECs”), in an amount equivalent to five percent of eligible pay to all non-highly compensated employees of the Company and other employees participating in the Plan whose total Plan eligible pay in 2010 was $280.00 or less, were at least age 21, and had at least one year of service by Dec. 31, 2010, whether or not the employee was contributing to the Plan. As permitted by the terms of the Plan, amounts attributable to Plan forfeitures as of Dec. 31, 2010, were used to fund the QNECs. A QNEC in an amount of less than $0.1 million was allocated to eligible participants’ accounts in May 2011. The contributions were applied to eligible participants’ accounts in accordance with their then-current investment elections for participant contributions. In the absence of such election, the contribution was applied to the participant’s account in accordance with the Plan’s default investment option, the Moderately Aggressive pre-mixed portfolio. The Plan passed certain IRS nondiscrimination testing requirements with respect to the 2011 Plan year. Therefore, no QNECs were made.

Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service; participants receiving a QNEC referred to above are fully vested in those amounts. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

An actively employed Plan participant with at least five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions, and vested Company contributions (other than QNECs and qualified matching contributions). An actively employed Plan participant with less than five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions, and vested Company contributions (other than those Company contributions made to the account during the immediately preceding 24 months, QNECs, and qualified matching contributions). At age 59 1/2, a Plan participant may withdraw any portion of his or her Plan account to the extent vested.

LEVERAGED ESOP

Pursuant to the establishment of the Plan in 2001, a portion of the original ESOP debt component of the Pharmacia Plan was transferred to the Plan, and restructured and refinanced. Following the spinoff of Monsanto from Pharmacia on Aug. 13, 2002, the unallocated Pharmacia shares held by the Plan’s ESOP component were gradually converted to shares of Monsanto common stock through open market transactions and through the exchange of Pharmacia stock for Monsanto common stock with certain Pharmacia employee benefit plans at market rates. The unallocated shares of Monsanto common stock, which were converted from Pharmacia shares as described above, held by the Plan’s ESOP component are released for allocation to participant accounts in accordance with the terms of the Plan as principal and accrued interest on the ESOP promissory note are paid.

In December 2004, the Plan’s ESOP debt was restructured and refinanced, (the “2004 refinancing”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan.

Under the terms of the 2004 refinancing, Monsanto committed to funding an additional $41 million to the Plan before Dec. 31, 2017, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2011, and 2010, the Plan has recorded an employer contribution receivable of $56 million and $52 million, respectively, and a deferred employer contribution of $56 million and $52 million, respectively, related to the 2004 refinancing agreement. The employer contribution receivable and deferred employer contribution related the 2004 refinancing have increased because of the accretion as defined in the agreement.

In November 2008, the Plan’s ESOP debt was again restructured and refinanced (the “2008 refinancing”) with a single ESOP promissory note to Monsanto, payable in the principal amount of $9.5 million, bearing interest at the rate of 4.20% per annum, and having a maturity date of Dec. 31, 2027 (the “4.20% Note”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the Plan, was completed in accordance with the best interests of Plan participants.

As of Dec. 31, 2011, the 4.20% Note had an outstanding principal balance of $1.5 million, which approximates fair value. Scheduled maturities on the 4.20% Note are $100,000 semi-annually in each Plan year until the principal is repaid in full. Interest on the 4.20% Note is payable semi-annually on June 30 and December 31 of each year. The borrowing is collateralized by the unallocated shares of Monsanto common stock in the ESOP suspense account. The minimum number of shares allocated to participant accounts under the ESOP in a given year is determined by the Plan’s net debt service (principal and interest) during that year relative to the total amount of the Plan’s remaining debt service as of the beginning of that year. The 2008 refinancing resulted in a decrease in the minimum number of shares to be allocated in 2011 when compared with allocations that previously would have been required.

Under the terms of the 2008 refinancing, Monsanto committed to funding an additional $8 million to the Plan, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2011, $5 million of the commitment remains. As of Dec. 31, 2011, and 2010, the Plan has recorded an employer contribution receivable of $5 million, and a deferred employer contribution of $5 million, related to the 2008 refinancing.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

The Plan obtains the funds to repay the ESOP debt to Monsanto primarily through Company contributions and dividends paid on Monsanto common stock held in the ESOP. Employer contributions related to the refinancings are paid to the Plan based on scheduled ESOP debt repayments. In the year ended Dec. 31, 2011, the Plan paid ESOP principal and interest payments of $2 million solely through the use of dividends paid on Monsanto common stock held in the ESOP suspense account. While the ESOP debt is repaid semi-annually, shares of Monsanto common stock are released for allocation to participant accounts throughout the year. The remaining $5 million of the 2008 refinancing enhancement will be paid within five years after the ESOP debt is repaid. In the year ended Dec. 31, 2011, the Plan’s repayment of ESOP debt resulted in the release of approximately 593,000 equivalent shares of Monsanto common stock for allocation to participant accounts. As of Dec. 31, 2011, and 2010, approximately 0.5 million shares and 1.1 million shares, respectively, of Monsanto common stock remained unallocated with an approximate market value of $39 million and $79 million, respectively. $1 million in dividends on Monsanto common stock held in the ESOP are included in Employer contributions for 2011.

VOTING RIGHTS

Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto common stock represented by units in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.

PARTICIPANT LOANS

Most Plan participants can obtain loans from their accounts for up to five years at an interest rate in effect as of the effective date of the loan, as determined by the Administrative Committee. A participant with a Plan account balance in excess of $2,000 may borrow up to the lesser of 50 percent of the total vested account balance less any outstanding loan balances at the time of the loan, $50,000 minus the participant’s highest outstanding loan balances during the last year, or 100 percent of his or her employee account value excluding the employer portion and any outstanding loan balances at the time of the loan. The minimum loan is $1,000; generally, the maximum number of outstanding loans at any one time is two. No allowance for credit losses has been recorded as of Dec. 31, 2011, or Dec. 31, 2010. If a participant does not provide payment within the applicable cure period and fails to bring the delinquent payment current within the applicable cure period, the unpaid loan balance, plus accrued interest, is deemed distributed to the participant and the participant’s Plan account is reduced by the outstanding loan payment, all in accordance with Plan rules and procedures.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70 1/2, participants can elect to defer receiving benefits if their vested account balance is greater than $5,000.

FORFEITED ACCOUNTS

At Dec. 31, 2011, and 2010, the value of forfeited non-vested accounts totaled $2.0 million and $0.7 million, respectively. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2011, the Company determined to apply approximately $1.2 million of forfeited amounts to fund Company matching contributions during May 2011. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2010, the Company determined to fund the less than $0.1 million QNEC with respect to the 2010 Plan year with forfeited amounts, and determined to apply approximately $1.7 million of forfeited amounts to fund Company matching contributions during June 2010.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

RISKS AND UNCERTAINTIES

The Plan is invested in various types of financial assets including common stock, debt securities and investment contracts, the values of which are determined by market factors including but not limited to interest rates, overall market volatility, credit ratings, and default rates. The investment values recorded in the financial statements as of Dec. 31, 2011, reflect the market environment, risks and uncertainties at that point in time. It is reasonably possible that subsequent changes in the market environment could result in investment values materially different from those shown in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. The collective investment trust funds are stated at fair value as determined by the fund’s administrator based on the fair market value of the underlying investments. When available, fair value is determined by quoted market prices. Amounts for securities that have no quoted market price represent estimated fair value. Debt securities without quoted market prices are generally valued based on yields currently available on comparable securities of issuers with similar credit ratings and similar maturities. See Note 6 — Fair Value Measurements — for further details.

The Stable Value Fund is invested in synthetic guaranteed investment contracts, as described in Note 4. In accordance with Financial Services – Investment Companies topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the Statements of Net Assets Available for Benefits present the synthetic investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized depreciation on these investments.

The Plan uses certain financial derivative instruments to hedge, acquire or change equity, currency or fixed income positions/durations in the portfolio. However, the Plan’s guidelines do not allow for derivatives to be used to leverage portfolio exposure. All derivatives are recognized in the synthetic guaranteed investment contracts on the Statement of Net Assets Available for Benefits at fair value adjusted to contract value. Changes in fair value of a derivative are recorded currently in the Statement of Changes in Net Assets as interest income.

The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. All investment manager fees are paid by the Plan and are included in administrative and investment management expenses. Certain other expenses are paid by the Company.

NEW ACCOUNTING STANDARDS

In May 2011, the FASB issued an update to the Fair Value Measurements and Disclosures topic of the ASC. This update requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the update provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. Additional disclosure regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs for Level 3 measurements is required as well. The new guidance is effective for reporting periods beginning after Dec. 15, 2011. Therefore, the Plan will adopt this updated guidance for the plan year ended Dec. 31, 2012. The Plan is currently evaluating the impact of adopting this update on the financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

In July 2010, the FASB issued a new update that requires enhanced disclosures regarding credit quality and the related allowance for credit losses of financing receivables. The new disclosures will require additional information for nonaccrual and past due accounts, the allowance for credit losses, impaired loans, credit quality, and account modifications. Accordingly, the Plan included the new disclosure requirements for the reporting period ending Dec. 31, 2010, and, when necessary, the disclosures related to activities within the allowance for credit losses during the reporting period beginning as of Jan. 1, 2011. See Note 1 — Information Regarding the Plan — for further information.

In January 2010, the FASB issued an amendment to the Fair Value Measurements and Disclosures topic of the ASC. This amendment requires disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after Dec. 15, 2009. Accordingly, the Plan adopted this amendment as of Jan. 1, 2010.

NOTE 3. NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant-directed except as noted below. Common stock — Monsanto Company includes both participant and nonparticipant-directed investments and only the nonparticipant-directed portion is shown below.

Information about the investments and the significant components of the changes in investments relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2011, and Dec. 31, 2010, and the year ended Dec. 31, 2011) is outlined in the table below.

	As of Dec. 31,
(Dollars in thousands)	2011	2010
Investments:
Cash and temporary investments	$6,646	$3,682
Common stock — Monsanto Company	451,594	501,954

Total Investments	$458,240	$505,636

Year Ended Dec. 31, 2011
(Dollars in thousands)
Changes in Investments:
Interest income	$7
Dividends	7,834
Net appreciation	5,151
Interest expense on ESOP debt	(118)
Administrative and investment management expense	(2,336)
Benefit payments and transfers	(57,934)

Changes in Investments	$(47,396)

NOTE 4. GUARANTEED INVESTMENT CONTRACTS

The Stable Value fund invests in synthetic guaranteed investment contracts (“Synthetic GICs”). A Synthetic GIC consists of an underlying portfolio of fixed income assets which are held by the trustee and owned by the plan and benefit-responsive wrap contracts (“Contracts”) issued by financial services companies. Separate, individual Contracts were in place on Dec. 31, 2011, with Monumental Life Insurance Company, J.P. Morgan Chase Bank and Prudential Insurance Company. The Contracts provide that participants execute plan transactions at contract value. Contract value represents participant contributions made to the fund, plus earnings, less participant withdrawals. Certain employer-initiated events such as a Plan merger or termination could limit the ability of the Plan to transact at contract value or could allow for the termination of the Contract at less than contract value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is probable of not occurring.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

The following summarizes the contract value of the Synthetic GICs as of Dec. 31, 2011, and Dec. 31, 2010.

Guaranteed Investment Contracts

	As of Dec. 31,
	2011	2010
(Dollars in thousands)
J.P. Morgan Chase Bank	$126,592	$166,984
Monumental Life Insurance Company	222,901	219,296
Prudential Insurance Company	164,048	160,119

Total	$513,541	$546,399

Each of the Contracts provide for the determination of a gross interest crediting rate (“Contract Rate”) which is reset quarterly based on the current yield and duration of the underlying fixed income portfolio and the spread between the market value and contract value of the underlying fixed income portfolio. The quarterly Contract Rate cannot be less than zero percent. The annualized composite Contract Rate of the three Contracts as of Dec. 31, 2011, and Dec. 31, 2010, was 4.38 percent and 4.75 percent, respectively. Participant accounts are credited with an interest rate which reflects the composite Contract Rates and the return of the transactional cash buffer portfolio. The annualized interest rate credited to participant accounts as of Dec. 31, 2011, and Dec. 31, 2010, was 4.19 percent and 4.54 percent, respectively.

NOTE 5. INVESTMENTS

Investments that represent more than 5 percent of the net assets available for benefits as of either Dec. 31, 2011, or Dec. 31, 2010, were as follows:

	As of Dec. 31,
	2011	2010
(Dollars in thousands)
Common stock — Monsanto Company (partially nonparticipant directed)	$700,182	$751,331
Collective investment funds:
Mellon Equity Index Fund	$113,338	$147,508

As of Jan. 31, 2011, the Plan exited its participation in the securities lending program whereby the Plan’s investment securities were loaned to broker-dealers on a fully collateralized basis with cash and U.S. government securities. At Dec. 31, 2010, approximately $18 million of the Plan’s securities were on loan under these programs, and collateral held was $18 million.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

NOTE 6. FAIR VALUE MEASUREMENTS

The Plan determined the fair market values of its investments based on the fair value hierarchy established in the Fair Value Measurements and Disclosures topic of the ASC, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:

Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

The following tables set forth by level the Plan’s investment assets that were accounted for at fair value on a recurring basis as of Dec. 31, 2011, and Dec. 31, 2010. As required by the Fair Value Measurements and Disclosures topic of the ASC, assets are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets within the fair value hierarchy levels.

	Fair Value Measurements at Dec. 31, 2011 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset		Balance as of Dec. 31, 2011
Investments at Fair Value:
Common Stock — Monsanto Company	$700,182	$—	$—	$—		$700,182
Cash and Temporary Investment Funds	—	49,952	—	—		49,952
Debt Securities:
U.S. Government Debt	—	3,143	—	—		3,143
U.S. Agency Debt:
U.S. Agency Debentures	—	775	—	—		775
U.S. Agency Mortgages	—	23,279	—	—		23,279
U.S. State & Municipal Debt	—	3,677	—	—		3,677
Foreign Corporate Debt	—	2,991	—	—		2,991
U.S. Corporate Debt	—	20,370	—	—		20,370
Asset-Backed Securities	—	957	—	—		957

Total Debt Securities	—	55,192	—	—		55,192
Common and Preferred Stock — Other:
Domestic Small Capitalization	891	—	—	—		891
Domestic Large Capitalization	330,465	147	457	—		331,069
International Developed Markets	116,887	—	—	—		116,887
Emerging Markets	19,358	1,424	—	—		20,782

Total Common and Preferred Stock – Other	467,601	1,571	457	—		469,629
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	178,525	—	—		178,525
Domestic Small Capitalization	—	112,748	—	—		112,748
International	—	51,477	—	—		51,477
Debt Securities Funds	—	127,632	—	—		127,632

Total Collective Investment Funds	—	470,382	—	—		470,382
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	1,055	35,710	—	(20,295	)(1)	16,470
Debt Securities:
U.S. Government Debt	—	139,326	—	—		139,326
U.S. Agency Debt:
U.S. Agency Debentures	—	27,616	—	—		27,616
U.S. Agency Mortgages	—	180,033	—	—		180,033
U.S. State & Municipal Debt	—	1,254	—	—		1,254
Foreign Government Debt	—	4,135	—	—		4,135
U.S. Corporate Debt	—	131,566	—	—		131,566
Foreign Corporate Debt	—	26,872	—	—		26,872
Mortgage-Backed Securities	—	6,966	—	—		6,966
Asset-Backed Securities	—	14,604	—	—		14,604
Derivative Futures	(166)	—	—	166	(2)	—

Total Synthetic Guaranteed Investment Contracts	889	568,082	—	(20,129)		548,842

Total Investments at Fair Value	$1,168,672	$1,145,179	$457	$(20,129)		$2,294,179

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.
(2)	Derivative futures have been offset by cash collateral held by the counterparty.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

	Fair Value Measurements at Dec. 31, 2010 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset		Balance as of Dec. 31, 2010
Investments at Fair Value:
Common Stock — Monsanto Company	$751,331	$—	$—	$—		$751,331
Cash and Temporary Investment Funds	—	50,686	—	—		50,686
Debt Securities:
U.S. Government Debt	—	3,875	—	—		3,875
U.S. Agency Debt:
U.S. Agency Debentures	—	907	—	—		907
U.S. Agency Mortgages	—	28,477	—	—		28,477
U. S. State & Municipal Debt	—	2,714	—	—		2,714
Foreign Government Debt	—	479	—	—		479
U. S. Corporate Debt	—	27,015	—	—		27,015
Asset-Backed Securities	—	2,373	—	—		2,373

Total Debt Securities	—	65,840	—	—		65,840
Common and Preferred Stock — Other:
Domestic Small Capitalization	275	—	—	—		275
Domestic Large Capitalization	410,546	—	—	—		410,546
International Developed Markets	121,293	—	—	—		121,293
Emerging Markets	15,979	1,171	—	—		17,150

Total Common and Preferred Stock – Other	548,093	1,171	—	—		549,264
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	179,659	—	—		179,659
Domestic Small Capitalization	—	91,920	—	—		91,920
International	—	51,028	—	—		51,028
Debt Securities Funds	—	42,192	—	—		42,192

Total Collective Investment Funds Company	—	364,799	—	—		364,799
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	1,055	35,811	—	(25,813	)(3)	11,053
Debt Securities:
U.S. Government Debt	—	167,471	—	—		167,471
U.S. Agency Debt:
U.S. Agency Debentures	—	24,249	—	—		24,249
U.S. Agency Mortgages	—	165,379	—	—		165,379
U.S. State & Municipal Debt	—	1,537	—	—		1,537
Foreign Government Debt	—	8,134	—	—		8,134
U.S. Corporate Debt	—	152,782	—	—		152,782
Foreign Corporate Debt	—	22,522	—	—		22,522
Mortgage-Backed Securities	—	7,764	—	—		7,764
Asset-Backed Securities	—	10,109	—	—		10,109
Derivative Futures	(42)	—	—	42	(4)	—

Total Synthetic Guaranteed Investment Contracts	1,013	595,758	—	(25,771)		571,000
Collateral Held Under Securities Lending Agreements Commingled Fund	—	18,371	—	—		18,371

Total Investments at Fair Value	$1,300,437	$1,096,625	$—	$(25,771)		$2,371,291

(3)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.
(4)	Derivative futures have been offset by cash collateral held by the counterparty.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

For the year ended Dec. 31, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended Dec. 31, 2011. As reflected in the table below, the net realized/unrealized gain on Level 3 investment assets and investment liabilities was less than $1 million in 2011.

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)	Common and Preferred Stock — Other: Domestic Large Capitalization
Fair Value at Jan. 1, 2011	$—
Total Realized / Unrealized Gains / (Losses)	59
Purchases	398
Settlements	—
Net Transfers Into / (Out of) Level 3	—

Fair Value at Dec. 31, 2011	$457

Net Unrealized Gains (Losses) Still Held Included in Earnings(1)	$59

(1)

Represents the amount of total gains or losses for the period, included in Net Appreciation in fair value of Investments on the Statement of Changes in Net Assets Available for Benefits, attributable to change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at Dec. 31, 2011.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and temporary investments: The carrying value of cash equivalents approximates fair value as maturities are less than three months, and temporary investments (maturities less than 12 months) primarily consist of fixed income deposits and commercial paper which are measured at fair value using observable inputs in an active market. A large portion of the Plan’s temporary investments are short-term collective investment funds—these commingled pools are in turn comprised of short-term fixed income assets that trade on a regular basis in active markets. However, because the commingled vehicles lack any formal listing or associated price quotes, they are classified as Level 2. Other temporary investment holdings are fixed income holdings with maturities of less than 12 months. Because these bonds are not traded on listed exchanges, yet do have observable valuation inputs, these are classified as Level 2 assets. This presentation is in accordance with ASU 2009-12.

Debt securities: Debt securities assets consist of U.S. and foreign corporate credit, U.S. and foreign government issues (including related Agency Debentures and Mortgages), mortgage-backed securities, asset-backed securities and U.S. State and Municipal securities. U.S. treasury and U.S government agency bonds, as well as foreign government issues, are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors. While some corporate issues are formally listed on exchanges, dealers exchange bid and ask offers to arrive at executed transaction prices. Collateralized securities (both mortgage-backed and asset-backed) are valued using models with readily observable market data as inputs. All Foreign Government and Foreign Corporate Debt securities are denominated in U.S. dollars. Although most of the debt securities held in the Plan are included in Synthetic GICs in the Statement of Net Assets Available for Benefits, there are other debt securities held outside the Synthetic GICs. All debt securities included in the Plan are classified as Level 2.

Common and Preferred stock and Monsanto Company Stock: The Plan’s common stock consists of investments in listed U.S. and foreign company stock, including Monsanto stock. These investments include both small-capitalization stocks (defined as companies with market capitalizations less than $2 billion) and large-capitalization stocks (companies with market capitalizations greater than $2 billion) as well as international developed and emerging markets. All such investments that are valued using observable, unadjusted quoted prices from the various public stock exchanges, both domestic and foreign (e.g., NYSE, NASDAQ, LSE), represent active market trades and are classified as Level 1. Some common and preferred stock holdings are valued based on quoted prices for similar instruments in active markets, and thus are classified as Level 2. Some common stock was acquired through private placement and are unlisted securities, and thus there is not significant observable information. These assets are classified as Level 3.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

Collective investment funds: Some investment options are structured as commingled pools, or funds—this encompasses the International Equity Fund, the Equity Index Fund, the Value Equity Fund, the Small-Cap Growth Equity Fund, the Small-Cap Value Equity Fund, the Treasury Inflation-protected Securities Fund (TIPS), and the pre-mix portfolios (Conservative, Moderate, Moderate Aggressive and Aggressive). These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, derivatives and cash and temporary investments (see related sections). Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes, and are therefore all classified as Level 2. This presentation is in accordance with ASU 2009-12.

Synthetic guaranteed investment contracts: Also referred to as Synthetic GICs, the assets in this category represent the Stable Value fund investment option. Almost all underlying assets are comprised of cash and temporary investments, debt securities and derivatives (see related sections). Assets within the Synthetic GICs are assessed individually to assign level determination for the purposes of the Fair Value Measurements and Disclosures topic of the ASC, the discussion of which is incorporated into the appropriate asset categories.

Derivatives: The Plan holds interest rate futures contacts. Derivative securities are included within the Synthetic guaranteed investment contracts on the Statement of Net Assets Available for Benefits. Interest rate futures, and all listed options are measured at fair value using quoted market prices and are classified as Level 1.

Collateral held under securities lending agreements: As of Jan. 31, 2011, the Plan exited its participation in a securities lending program through Northern. At Dec. 31, 2010, the collateral held under the securities lending program were invested in a commingled fund managed by Northern, the underlying assets of which include short-term (weighted average maturity 143 days as of Dec. 31, 2010) fixed income securities such as commercial paper, U.S. Treasury Bills, and various forms of asset-backed securities, all of which would be classified individually as Level 2. Because the collateral pool itself lacks a formal public market and price quotes, it is classified as Level 2. This presentation is in accordance with ASU 2009-12.

NOTE 7. FINANCIAL INSTRUMENTS

During the years ended Dec. 31, 2011, and Dec. 31, 2010, the Plan at times utilized exchange-traded financial futures (fixed income interest rate, and equity index), as well as options on similar underlying futures contracts. Derivatives are used at the discretion of those managers so authorized to help meet the objectives of the portfolios, and to manage exposures to interest rate sensitivity and market fluctuations. Other intended uses included creating synthetic market exposures, altering aggregate bond portfolio duration, or temporarily hedging certain exposures within the portfolio. The Plan’s investment policy states that financial instruments are neither held nor issued by the Plan for trading purposes, and no instruments may be used in such a manner that creates financial leverage, whereby the notional value of derivative contracts at inception of the derivative exceeds the fair value of the total being hedged. The fair values of all derivatives are included under Synthetic GICs on the Statements of Net Assets Available for Benefits. Gains or losses on derivatives are recognized as interest in the Statement of Changes in Net Assets Available for Benefits.

As of Dec. 31, 2011, and Dec. 31, 2010, the Plan held standardized interest rate futures. Derivative securities are included within the Synthetic GICs on the Statement of Net Assets Available for Benefits. Interest rate futures are measured at fair value using quoted market prices.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

The notional amounts of the Plan’s derivative instruments outstanding as of Dec. 31, 2011, and Dec. 31, 2010, were as follows:

	As of Dec. 31,
(Dollars in millions)	2011	2010
Derivatives Not Designated as Hedges:
Interest rate futures(1)	$(47,199)	$(37,539)

Total Derivatives	$(47,199)	$(37,539)

(1)	Interest rate futures were held in a net short position at Dec. 31, 2011 and 2010, and shown as a negative amount.

The fair values of the Plan’s derivative instruments outstanding as of Dec. 31, 2011, and Dec. 31, 2010, were as follows:

		As of Dec. 31,
(Dollars in millions)	Net Assets Available for Benefits Location	2011	2010
Derivatives Not Designated as Hedges:
Interest rate futures	Synthetic guaranteed investment contract(1)	$(166)	$(42)

Total Liability Derivatives		$(166)	$(42)

(1)

As allowed by the Derivatives and Hedging topic of the ASC, futures derivative assets have been offset by cash collateral held by the counterparty. Therefore, all derivatives are included in Synthetic GICs within the Statements of Net Assets Available for Benefits. See Note 6 — Fair Value Measurements — for a reconciliation to amounts reported in the Statements of Net Assets Available for Benefits as of Dec. 31, 2011, and Dec. 31, 2010.

The gains and losses on the Plan’s derivative instruments for the years ended Dec. 31, 2011, and Dec. 31, 2010, were as follows:

	Amount of Gain (Loss) Recognized
	Year Ended Dec. 31,
(Dollars in thousands)	2011	2010	Changes in Net Assets Available for Benefits Classifications
Derivatives Not Designated as Hedges:
Interest rate futures	$(2,869)	$2,304	Interest
Options	—	(89)	Interest
Foreign currency forwards	2	12	Interest
Equity contracts	13	19	Interest

Total Derivatives Not Designated as Hedges	$(2,854)	$2,246

Total Derivatives	$(2,854)	$2,246

NOTE 8. INFORMATION REGARDING TAX STATUS

On Oct. 17, 2003, the IRS issued Monsanto a favorable determination letter stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”). As required by the IRS procedures, on Jan. 9, 2008, Monsanto filed an application for a new determination letter for the amended and restated Plan. That application is still pending review by the IRS. The Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC, and the Administrative Committee believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the evaluation of tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that is not more likely than not to be sustained upon examination by the IRS. The Company, on behalf of the Plan, has analyzed the tax positions taken by the Plan, and has concluded that as of Dec. 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

NOTE 9. PRIORITIES UPON TERMINATION OF THE PLAN

If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances in accordance with ERISA and the Internal Revenue Code as more fully described and set forth in the Plan document.

NOTE 10. PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

The Company is not aware of any nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2011, to Dec. 31, 2011. As of Dec. 31, 2011, and Dec. 31, 2010, the Plan holds $700 million and $751 million, respectively, of common stock of Monsanto, the Plan sponsor.

Monsanto is the holder of the Plan’s ESOP debt. During 2011, the Company paid approximately $12 million in dividends with respect to shares held by the ESOP.

Certain Plan investments are units of collective investment funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these collective investment funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2.

Northern also managed the collateral pool collective fund for the securities lending program in which the Plan participated as of Dec. 31, 2010, as described in Note 5. As of Jan. 31, 2011, the Plan no longer participates in the securities lending program.

NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s investments at fair value per the financial statements with the investments as reported on the Form 5500 Schedule of Assets as of Dec. 31, 2011, and 2010.

	As of Dec. 31,
(Dollars in thousands)	2011	2010
Net assets available for benefits:
Investments, at fair value per financial statements	$2,294,179	$2,371,291
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,301)	(24,601)
Collateral held under securities lending agreements	—	(18,371)
Loans to participants	28,680	28,122

Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$2,287,558	$2,356,441

NOTE 12. SUBSEQUENT EVENTS

For employees who become eligible for the Plan on or after July 8, 2012 (New Hires) and who make employee contributions to the Plan, the Company will match 80 percent of such employee contributions, up to a maximum of eight percent of eligible pay. New Hires will not be eligible for the Company discretionary matching contribution. New Hires

MONSANTO SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF DEC. 31, 2011 AND DEC. 31, 2010 AND FOR THE YEAR ENDED DEC. 31, 2011

will be eligible for an age-based, Company core non-elective contribution, provided that they are employed on the last day of the Plan year. The last day requirement is waived in the case of death, disability, involuntary termination without cause and voluntary termination after attainment of age 55 with at least five years of service.

The Company discretionary matching contribution will no longer be made with respect to Plan years after 2012. Effective with the first payroll in 2013, in the case of employees who were eligible for the Plan prior to July 8, 2012 (Current Employees) and who make employee contributions to the Plan, the Company will match 80 percent of such employee contributions, up to a maximum of eight percent of eligible pay.

Effective July 8, 2012, Company matching contributions will be made in cash to the Plan and invested pursuant to the participant’s current investment elections. A portion of the final Company discretionary match with respect to the 2012 Plan year may also be made in cash to the Plan and, if made in cash, will be invested pursuant to the participant’s current investment elections.

In May 2012, the Company discovered that it may have exceeded the amount of shares of common stock registered for offer and sale through the Company Stock Funds investment option in the Plan and, therefore, inadvertently failed to maintain an effective SEC registration statement. As a result, certain purchasers of common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares, plus interest from the date of purchase. The Company has indicated to the Plan its intention to make a registered rescission offer to: (1) buy back from eligible Plan participants their interests in the Company Stock Funds investment options (“Units”) at the original purchase price (less the value of dividends received) plus interest, if their Units were purchased between May 1, 2011, and June 22, 2012, and still held, and (2) reimburse eligible Plan participants for the amount of the loss, if any (taking into account the value of dividends received and proceeds from the sale), that they may have incurred if their Units were purchased after April 30, 2011, and subsequently sold, plus interest to the date of sale and interest on the amount of loss from the date of sale.

*****

MONSANTO SAVINGS AND INVESTMENT PLAN

EIN 43-1878297

SUPPLEMENTAL SCHEDULE 1

Form 5500, Schedule H, Part IV, Line 4i –

Schedule of Assets (Held at End of Year) as of Dec. 31, 2011

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
#REORG/AMERICAN TOWER MANDATORY EXC AMERICAN TOWER REIT 2F14A31 1/3/2012	34,618	$1,763,305.36	$2,077,426.18
#REORG/EXPRESS SCRIPTS INC STOCK MERGER EXPRESS SCRIPTS 2H1RA21 4/3/2012	24,722	$1,178,435.40	$1,104,826.18
&&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL	—	$0.00	$0.00
&&&TRUST/CUSTODY EXPENSE ACCRUAL	—	$0.00	$0.00
1ST QUANTUM MINLS COM NPV	9,500	$244,244.34	$187,061.13
ABB LTD CHF1.03 (REGD)	26,130	$560,798.72	$494,041.71
ACCENTURE PLC SHS CL A NEW	18,790	$1,050,678.68	$1,000,191.70
ACCOR EUR3	10,920	$485,556.45	$277,633.01
ACE LTD COM STK	4,900	$293,975.40	$343,588.00
ADECCO SA CHF1(REGD)	11,630	$693,144.42	$489,402.74
ADMINISTRATOR FEE	—	$0.00	$0.00
ADOBE SYS INC COM	24,200	$592,211.34	$684,134.00
ADR ADVANCED SEMICONDUCTOR ENGR INC SPONSORED ADR	17,169	$84,359.89	$74,513.46
ADR AEGON N V NY REGISTRY SHS SHS	227,318	$1,628,581.36	$913,818.36
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	32,495	$886,648.50	$899,136.65
ADR ASML HOLDING NV NY REGISTERED SHS	8,100	$286,493.70	$338,499.00
ADR ASTRAZENECA PLC SPONSORED ADR UK	10,700	$463,827.27	$495,303.00
ADR BAIDU INC SPONSORED ADR	20,903	$2,073,713.66	$2,434,572.41
ADR BAYERISCHE MOTOREN WERKE AG ADR	6,780	$199,507.50	$150,719.40
ADR BP P L C SPONSORED ADR	11,500	$445,308.21	$491,510.00
ADR BURBERRY GROUP PLC SPONSORED	8,029	$294,967.13	$297,394.16
ADR CEMEX SAB DE CV	47,864	$880,350.55	$257,986.96
ADR CREDIT SUISSE GROUP SPONSORED ADR ISIN US2254011081	6,500	$353,823.93	$152,620.00
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	31,940	$929,673.76	$805,526.80
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	6,100	$341,448.04	$425,231.00
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	79,600	$3,675,941.76	$3,632,148.00
ADR HDFC BK LTD ADR REPSTG 3 SHS	22,000	$800,292.32	$578,160.00
ADR HSBC HLDGS PLC SPONSORED ADR NEW	19,378	$1,326,168.05	$738,301.80
ADR ICICI BK LTD	32,750	$1,744,342.02	$865,582.50
ADR KB FINL GROUP INC SPONSORED ADR REPSTG 1 COM SH ADR	16,770	$784,642.07	$525,571.80
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	30,700	$630,999.34	$643,165.00
ADR NOKIA CORP SPONSORED ADR	96,500	$1,070,071.24	$465,130.00
ADR NOVARTIS AG	70,300	$3,756,625.47	$4,019,051.00
ADR NOVO-NORDISK A S ADR	4,970	$595,625.68	$572,842.20

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
ADR PANASONIC CORP ADR ADR	59,600	$852,860.75	$500,044.00
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR REPSTG PFD SHS	27,900	$849,250.16	$655,371.00
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	30,380	$1,947,677.44	$2,309,183.80
ADR SONY CORP AMERN SH NEW	55,500	$1,757,028.06	$1,001,220.00
ADR TEVA PHARMACEUTICAL INDS	11,700	$597,105.32	$472,212.00
ADR TOTAL SA	19,100	$1,024,240.12	$976,201.00
ADR UNILEVER PLC SPONSORED ADR NEW	27,000	$868,164.58	$905,040.00
ADR VALE S A ADR REPSTG PFD PREF ADR	23,240	$598,977.39	$478,744.00
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	121,900	$2,541,592.42	$3,416,857.00
AETNA INC	2,100	$79,068.99	$88,599.00
AGILENT TECHNOLOGIES INC COM	11,319	$395,259.46	$395,372.67
AIA GROUP LTD USD1.00	230,600	$674,525.85	$720,012.62
AKAMAI TECHNOLOGIES INC COM STK	3,300	$104,668.83	$106,524.00
AKZO NOBEL NV EUR2	14,290	$787,339.54	$693,049.06
ALEXION PHARMACEUTICALS INC COM	19,004	$1,004,948.93	$1,358,786.00
ALLEGHENY TECHNOLOGIES INC COM	12,721	$786,763.16	$608,063.80
ALLERGAN INC COM	35,045	$2,498,953.00	$3,074,848.30
ALLSTATE CORP COM	49,800	$1,415,115.06	$1,365,018.00
ALSTOM EUR7.0	10,630	$491,594.98	$323,318.41
ALTERA CORP COM	12,392	$378,136.98	$459,743.20
ALTRIA GROUP INC COM	15,900	$339,541.96	$471,435.00
AMAZON COM INC COM	28,457	$3,709,696.69	$4,925,906.70
AMER ELEC PWR CO INC COM	5,700	$217,683.00	$235,467.00
AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	19,500	$546,169.21	$440,700.00
AMERICAN EXPRESS CO	8,035	$361,538.36	$379,010.95
AMERICAN INTERNATIONAL GROUP INC COM	34,700	$936,735.11	$805,040.00
AMERN INTL GROUP 4.25% DUE 09-15-2014	100,000	$99,448.00	$97,112.80
AMERN INTL GROUP 8.25% DUE 08-15-2018	300,000	$300,000.00	$317,550.30
AMGEN INC COM	69,500	$3,413,070.55	$4,462,595.00
ANADARKO PETRO CORP COM	6,784	$507,396.34	$517,822.72
ANHEUSER-BUSCH INBEV NV	10,930	$663,373.09	$671,200.22
AOL INC COM STK	17,530	$452,522.39	$264,703.00
AOL TIME WARNER 7.625% DUE 04-15-2031	275,000	$304,717.87	$354,992.28
AOL TIME WARNER 7.7% DUE 05-01-2032	594,000	$651,035.36	$774,982.89

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
APOLLO GROUP INC CL A	4,700	$235,426.29	$253,189.00
APPLE INC COM STK	33,768	$4,449,847.86	$13,676,040.00
APPLIED MATERIALS INC COM	36,700	$437,479.54	$393,057.00
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	225,000	$225,861.53	$317,825.78
AT&T INC COM	28,700	$820,080.52	$867,888.00
ATLAS COPCO AB SER’A’NPV	27,370	$600,620.16	$590,894.64
ATMEL CORP COM	66,476	$656,230.82	$538,455.60
ATMOS ENERGY CORP COM	4,700	$155,165.02	$156,745.00
AUDITING EXPENSE ACCRUAL	—	$0.00	$0.00
Australian dollar	18,044	$18,043.52	$18,043.52
AUTODESK INC COM	12,500	$334,858.99	$379,125.00
AVAGO TECHNOLOGIES LTD	40,164	$1,337,452.32	$1,159,133.04
AVIVA ORD GBP0.25	90,350	$619,894.49	$422,362.13
AXA EUR2.29	57,740	$1,129,942.45	$752,924.80
BAC CAP TR XI 6.625% DUE 05-23-2036	325,000	$343,471.80	$285,045.48
BAE SYSTEMS ORD GBP0.025	132,370	$727,004.98	$586,496.97
BAKER HUGHES INC COM	40,500	$1,497,553.40	$1,969,920.00
BANCO SANTANDER EUR0.50(REGD)	63,385	$713,829.44	$483,002.61
BANK AMER CORP 7.625% DUE 06-01-2019	450,000	$503,980.47	$465,397.65
BANK NEW YORK MELLON CORP COM STK	129,000	$3,407,163.99	$2,568,390.00
BANK OF AMERICA CORP	394,255	$4,236,566.63	$2,192,057.80
BANK ONE CAP III 8.75% DUE 09-01-2030	350,000	$422,215.50	$463,615.60
BANK RAKYAT INDONESIA PERSER	415,000	$273,554.71	$308,933.00
BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO	375,000	$396,709.50	$337,500.00
BARCLAYS BK PLC 5.125% DUE 01-08-2020	425,000	$420,386.84	$436,568.93
BARCLAYS ORD GBP0.25	122,940	$504,019.40	$336,363.00
BAXTER INTL INC COM	9,300	$545,711.92	$460,164.00
BAYER AG NPV (REGD)	8,570	$629,878.64	$549,582.19
BB&T CORP COM	62,800	$1,246,553.04	$1,580,676.00
BBVA(BILB-VIZ-ARG) EUR0.49	35,593	$432,613.63	$308,649.76
BED BATH BEYOND INC COM	5,603	$279,896.79	$324,805.91
BELLE INTERNATIONA HKD0.01	209,000	$391,168.19	$364,362.78
BERKSHIRE HATHAWAY INC-CL B	2,000	$157,571.78	$152,600.00
BG GROUP ORD GBP0.10	45,100	$906,091.10	$964,787.67

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BHP BILLITON LTD NPV	33,840	$1,544,352.88	$1,194,125.11
BIG LOTS INC COM	4,000	$135,748.74	$151,040.00
BIOGEN IDEC INC COM STK	4,900	$487,035.37	$539,245.00
BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017	450,000	$449,581.50	$405,859.95
BM&FBOVESPA SA COM NPV	74,400	$527,650.33	$390,896.66
BMC SOFTWARE INC COM STK	33,000	$852,744.82	$1,081,740.00
BNSF RY CO 2006-2 5.629% DUE 04-01-2024	207,086	$207,086.33	$234,541.84
BOEING CO COM	24,096	$1,576,425.10	$1,767,441.60
BORG WARNER INC COM	14,025	$979,991.72	$893,953.50
BOSTON PROPERTIES LP DTD 4-19-2010 5.625DUE 11-15-2020	250,000	$262,300.50	$279,006.75
BOSTON SCIENTIFIC CORP COM	231,000	$2,518,578.10	$1,233,540.00
BP ORD USD0.25	104,160	$769,319.30	$745,434.68
BR PROPERTIES SA COMSTK	21,200	$225,450.51	$210,266.72
Brazilian real	58,713	$58,713.32	$58,713.32
BRF-BRASIL FOODS COMSTK	22,000	$334,695.87	$429,561.72
BRISTOL MYERS SQUIBB CO COM	10,726	$343,662.61	$377,984.24
BRITISH AMERICAN TOBACCO ORD GBP0.25	18,190	$725,064.23	$863,761.76
British pound sterling	31,197	$31,196.90	$31,196.90
BROADCOM CORP CL A	41,344	$1,443,165.03	$1,213,859.84
BSTN PPTYS LTD 4.125% DUE 05-15-2021	200,000	$191,964.00	$201,259.80
BSTN PPTYS LTD 5.625% DUE 04-15-2015	100,000	$98,562.12	$110,318.10
BSTN PPTYS LTD 6.25% DUE 01-15-2013	79,000	$81,952.45	$82,104.07
BSTN SCIENTIFIC 5.45% DUE 06-15-2014	600,000	$538,500.00	$641,166.00
BURBERRY GROUP ORD GBP0.0005	23,170	$406,970.23	$426,700.71
BURL NORTHN SANTA 8.251% DUE 01-15-2021	301,175	$308,907.63	$364,482.14
C H ROBINSON WORLDWIDE INC COM NEW COM NEW	2,073	$140,501.50	$144,653.94
CA INC COM	46,646	$1,092,101.62	$942,948.89
CADENCE DESIGN SYS INC COM	78,100	$598,701.37	$812,240.00
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	200,000	$201,646.00	$238,290.00
CALIFORNIA ST 7.5% 04-01-2034 BEO TAXABLE	725,000	$728,733.25	$867,600.25
CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	75,000	$81,380.25	$92,777.25
CALIFORNIA STATE 7.55 MUN BDS DUE 04-01-2039 USD5000	600,000	$594,749.20	$734,256.00
CAMERON INTL CORP COM STK	37,850	$1,840,046.59	$1,861,841.50
Canadian dollar	13,683	$13,683.42	$13,683.42

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CANADIAN IMP BANK COM NPV	6,000	$475,883.62	$434,804.81
CANON INC NPV	15,400	$733,109.00	$682,531.84
CAP 1 FINL CORP 4.75% DUE 07-15-2021	50,000	$49,768.50	$51,455.65
CAP 1 FINL CORP 6.75% DUE 09-15-2017	700,000	$703,912.74	$784,361.90
CAP 1 FNCL COM	112,800	$4,561,439.47	$4,770,312.00
CAP GEMINI EUR8	13,440	$678,172.00	$421,261.10
CAPITALAND LTD NPV	197,000	$563,257.62	$335,765.24
CARDINAL HLTH INC	20,053	$662,358.43	$814,352.33
CARLSBERG SER’B’DKK20	5,200	$562,292.18	$367,837.77
CARMAX INC COM	16,900	$265,524.97	$515,112.00
CARNIVAL CORP COM PAIRED	33,516	$1,276,343.96	$1,093,962.24
CBS CORP NEW CL B	9,000	$237,176.60	$244,260.00
CDN NATL RAILWAYS COM NPV	9,200	$613,551.29	$724,164.01
CDN NATURAL RESOUR COMMON STOCK (CAN QUOTE)	17,300	$715,492.67	$648,165.97
CELANESE CORP DEL COM SER A STK	25,400	$1,126,311.48	$1,124,458.00
CELESIO AG NPV(REGD)	21,160	$547,321.65	$336,218.77
CELGENE CORP COM	24,122	$1,403,521.30	$1,630,647.20
CENTERPOINT ENERGY INC COM	8,500	$166,019.45	$170,765.00
CENTURYLINK INC COM	16,700	$616,114.45	$621,240.00
CERNER CORP COM	13,340	$769,590.38	$817,075.00
CHEUNG KONG(HLDGS) HKD0.50	40,000	$679,308.13	$475,883.91
CHEVRON CORP COM	27,011	$1,668,506.05	$2,873,970.40
CHINA LIFE INSURANCE CO ‘H’ CNY1	375,000	$1,212,626.22	$927,046.58
CHINA MOBILE LTD HKD0.10	71,000	$749,341.80	$693,855.74
CHINA RESOURCES LAND LTD HKD0.10	202,000	$378,729.10	$324,589.91
CHINA TELECOM CORP LTD ‘H’CNY1	1,294,000	$700,180.63	$736,420.06
CHIPOTLE MEXICAN GRILL INC COM STK	3,129	$794,864.68	$1,056,788.46
CHUBB CORP COM	1,800	$102,910.32	$124,596.00
CIA ENERG MG-CEMIG PRF BRL5.00	29,900	$519,165.47	$533,318.86
CIGNA CORP 7.875 DEB DUE 05-15-2027	300,000	$373,960.00	$358,813.20
CIGNA CORP CIGNA CORP 5.375% DUE 03-15-2017/03-15-2007	150,000	$162,357.00	$164,310.75
CIGNA CORP NT DTD 07/23/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER	100,000	$123,537.00	$127,990.00
CIMAREX ENERGY CO COM	10,800	$897,679.36	$668,520.00
CISCO SYSTEMS INC	26,600	$408,415.28	$480,928.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CIT GROUP INC NEW COM NEW COM NEW	8,200	$260,998.62	$285,934.00
CITIC PACIFIC HKD0.40	342,230	$649,885.11	$616,900.57
CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	11,700	$310,680.00	$304,902.00
CITIGROUP INC 6.125% DUE 11-21-2017	500,000	$500,333.27	$533,615.50
CITIGROUP INC COM NEW COM NEW	59,584	$2,254,200.11	$1,567,655.04
CITIGROUP INC GLOBAL SR NT FLTG RATE DUE05-15-2018 REG	475,000	$381,312.50	$408,424.00
CITRIX SYS INC COM	13,350	$848,723.14	$810,612.00
CMS ENERGY CORP COM	12,600	$214,813.20	$278,208.00
CNOOC LTD HKD0.02	334,000	$739,330.88	$584,003.30
COACH INC COM	20,745	$952,357.77	$1,266,274.80
COBALT INTL ENERGY INC COM	27,700	$379,450.82	$429,904.00
COCA COLA CO COM	21,570	$1,279,275.30	$1,509,252.90
COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	15,406	$1,136,345.90	$990,759.86
COMCAST CORP NEW 5.85% DUE 11-15-2015	100,000	$100,332.00	$113,772.80
COMCAST CORP NEW 5.9% DUE 03-15-2016	225,000	$224,689.50	$257,533.20
COMCAST CORP NEW 6.3% DUE 11-15-2017	200,000	$200,075.50	$236,559.60
COMCAST CORP NEW CL A SPL CL A SPL	35,700	$638,831.29	$841,092.00
COMCAST CORP NEW-CL A	204,335	$3,599,927.24	$4,844,782.85
COMPAL ELECTRONIC GDR-REPR 5 ORD TWD10 REG S	74,640	$467,030.60	$372,155.04
COMPUTER SCI CORP COM	35,200	$1,382,284.69	$834,240.00
COMPUWARE CORP COM	51,400	$361,901.64	$427,648.00
CONAGRA FOODS INC	6,100	$145,333.95	$161,040.00
CONOCOPHILLIPS COM	21,000	$1,073,871.73	$1,530,270.00
CONSTELLATION BRANDS INC CL A CL A	12,700	$202,235.81	$262,509.00
CONSULTING FEE	—	$0.00	$0.00
CORNING INC COM	124,000	$1,721,848.65	$1,609,520.00
COSTCO WHOLESALE CORP NEW COM	19,692	$1,480,322.54	$1,640,737.44
COVIDIEN PLC USD0.20(POST CONSLDTN)	4,400	$184,858.84	$198,044.00
COX COMMUNICATIONS 5.45% DUE 12-15-2014	75,000	$74,401.35	$83,252.03
COX COMMUNICATIONS 5.5% DUE 10-01-2015	275,000	$275,166.00	$309,438.80
CREDIT SUISSE AG CHF0.04(REGD)	29,440	$950,834.17	$694,835.63
CRH ORD EUR0.32(DUBLIN LISTING)	28,780	$519,114.15	$573,861.23
CROWN CASTLE INTL CORP COM STK	31,158	$1,334,457.76	$1,395,878.40
CUMMINS INC	18,210	$1,483,555.50	$1,602,844.20

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CVS CAREMARK CORP COM STK	12,600	$429,169.16	$513,828.00
DANAHER CORP COM	70,332	$3,143,772.77	$3,308,417.28
DBS GROUP HLDGS NPV	100,000	$1,082,365.62	$888,443.30
DEERE & CO COM	6,970	$562,282.24	$539,129.50
DELL INC COM STK	7,100	$94,473.83	$103,873.00
DELTA AIR LINES INC DEL COM NEW COM NEW	31,900	$391,160.93	$258,071.00
DENTSPLY INTL INC NEW COM	10,200	$387,485.23	$356,898.00
DEUTSCHE LUFTHANSA ORD NPV (REGD)(VINK)	33,240	$660,861.25	$396,337.40
DEUTSCHE POST AG NPV(REGD)	33,380	$635,186.16	$514,787.10
DEVON ENERGY CORP NEW COM	5,200	$430,065.93	$322,400.00
DIRECTV COM CL A COM CL A	44,840	$1,906,682.74	$1,917,358.40
DISH NETWORK CORP CL A COM STK	28,500	$731,895.03	$811,680.00
DOLLAR GEN CORP NEW COM	21,201	$800,303.88	$872,209.14
DOMTAR CORP COM NEW COM NEW	4,675	$307,981.00	$373,813.00
DOW CHEM CO 7.375% DUE 11-01-2029	575,000	$625,736.25	$729,739.98
DOW CHEM CO 8.55% DUE 05-15-2019	217,000	$228,505.34	$283,907.18
DOW CHEM CO NT 9.4 DUE 05-15-2039	75,000	$74,671.50	$112,732.65
DOW CHEMICAL CO COM	73,600	$2,264,841.39	$2,116,736.00
DR REDDYS LABS LTD ADR REPSTG 1/2 SH	9,700	$380,587.29	$285,471.00
DTE ENERGY CO COM	6,400	$304,708.95	$348,480.00
DU PONT E I DE NEMOURS & CO COM STK	4,573	$236,741.83	$209,351.94
DUNKIN BRANDS GROUP INC COM	2,437	$62,435.94	$60,876.26
E.ON AG COM STK	22,630	$726,424.66	$489,716.83
EAST JAPAN RAILWAY CO NPV	5,900	$372,730.95	$375,747.34
EATON CORP COM	13,975	$542,442.82	$608,331.75
EBAY INC COM USD0.001	136,790	$3,483,924.94	$4,148,840.70
EDISON INTL COM	16,400	$561,199.82	$678,960.00
EDWARDS LIFESCIENCES CORP COM	6,077	$438,237.41	$429,643.90
ELI LILLY & CO COM	11,300	$421,789.73	$469,628.00
EMC CORP COM	164,861	$3,207,659.54	$3,551,105.94
ENCANA CORP COM NPV	14,200	$421,694.71	$263,430.40
ENI SPA EUR1	28,504	$661,754.50	$592,409.51
ENSCO PLC SPON ADR	17,290	$832,473.13	$811,246.80
EOG RESOURCES INC COM	8,922	$865,543.40	$878,906.22

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
EQUINIX INC COM NEW COM NEW	4,400	$375,333.31	$446,160.00
ERICSSON SER’B’ NPV	71,480	$794,398.77	$734,058.61
ESTEE LAUDER COMPANIES INC CL A USD0.01	4,756	$387,700.34	$534,193.92
Euro	—	$0.00	$0.00
EXELON CORP COM	23,700	$1,171,718.82	$1,027,869.00
EXPEDITORS INTL WASH INC COM	3,080	$135,475.09	$126,156.80
EXXON MOBIL CORP COM	17,840	$1,313,998.77	$1,512,118.40
F5 NETWORKS INC COM STK	6,053	$640,780.31	$642,344.36
FACEBOOK INC COM “B”	9,568	$239,255.44	$298,014.50
FACEBOOK INC COM A	3,966	$123,529.40	$123,529.40
FAMILYMART CO NPV	9,700	$365,515.51	$392,084.74
FANUC CORP NPV	3,000	$430,022.03	$459,318.95
FASTENAL CO COM	10,422	$293,907.96	$454,503.42
FEDERAL HOME LN MTG CORP POOL #1Q-0481 FLTG 02-01-2038 BEO	599,337	$638,293.47	$642,031.53
FEDERAL HOME LN MTG CORP POOL #C91001 6.5% 11-01-2026 BEO	473,263	$483,911.25	$528,074.71
FEDERAL HOME LN MTG CORP POOL #G01513 6%03-01-2033 BEO	426,241	$431,502.02	$474,807.31
FEDERAL HOME LN MTG CORP POOL #G11184 5.5% 09-01-2016 BEO	126,310	$129,764.22	$136,821.59
FEDERAL HOME LN MTG CORP POOL #G11288 6.5% 06-01-2017 BEO	93,793	$98,145.40	$103,052.27
FEDERAL HOME LN MTG CORP POOL #G11431 6%02-01-2018 BEO	56,986	$58,926.98	$61,907.70
FEDERAL HOME LN MTG CORP POOL #G11452 6.5% 04-01-2018 BEO	106,780	$112,368.84	$116,362.09
FEDERAL HOME LN MTG CORP POOL #G11564 6.5% 08-01-2017 BEO	327,415	$346,446.11	$359,738.20
FEDERAL HOME LN MTG CORP POOL #G11622 6%02-01-2018 BEO	352,612	$370,243.07	$383,067.23
FEDERAL HOME LN MTG CORP POOL #G30248 6.5% 12-01-2023 BEO	304,476	$321,460.08	$339,739.54
FEDERAL HOME LN MTG CORP POOL #H0-9212 5.5% 05-01-2038 BEO	511,644	$543,941.70	$552,194.02
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0851 6% 10-01-2040 BEO	381,794	$421,465.25	$420,822.59
FEDEX CORP COM	47,800	$2,977,082.95	$3,991,778.00
FHLMC GOLD E01140 6 05-01-2017	79,957	$82,618.24	$85,676.83
FHLMC GOLD E78398 6.5 07-01-2014	18,720	$19,151.30	$19,664.55
FHLMC GOLD G11516 6 03-01-2018	78,236	$82,159.80	$84,992.94
FHLMC GOLD G30317 6.5 01-01-2027	779,749	$798,755.66	$870,057.50
FHLMC GOLD H09901 6.5 08-01-2036	431,165	$453,801.54	$477,598.42
FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027	294,469	$316,415.59	$338,089.90
FHLMC MULTICLASS SER T-41 CL 2A 6.6190700531 07-25-2032	106,867	$110,898.96	$123,038.93
FHLMC POOL #G05603 7 11-01-2038	605,621	$658,045.30	$690,562.61

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FHLMC POOL #H01579 6.5 08-01-2036	142,994	$144,468.38	$158,393.04
FLOWSERVE CORP COM	5,975	$684,652.60	$593,437.00
FMC TECHNOLOGIES INC COM	6,500	$282,909.17	$339,495.00
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2041	59,271	$61,835.80	$65,590.25
FNMA POOL #256937 6.5% 10-01-2037 BEO	329,965	$335,945.67	$364,210.48
FNMA POOL #545090 6% DUE 07-01-2016 REG	51,101	$53,568.66	$55,267.51
FNMA POOL #555191 4.863% 02-01-2013 BEO	129,545	$132,707.42	$132,668.44
FNMA POOL #555299 7% 11-01-2017 BEO	105,222	$111,896.86	$113,540.78
FNMA POOL #555316 5.008% 02-01-2013 BEO	219,109	$218,971.66	$222,560.02
FNMA POOL #555531 5.5% 06-01-2033 BEO	667,067	$703,442.83	$729,210.78
FNMA POOL #555728 4.02% 08-01-2013 BEO	174,132	$164,010.60	$179,988.26
FNMA POOL #725135 6% 05-01-2018 BEO	111,107	$116,679.98	$120,165.39
FNMA POOL #725324 5.391% 11-01-2013 BEO	192,701	$198,366.71	$200,594.42
FNMA POOL #725510 6.5% 07-01-2017 BEO	84,808	$89,405.65	$89,263.96
FNMA POOL #735417 6.5% 03-01-2035 BEO	416,362	$432,821.67	$472,846.06
FNMA POOL #735439 6% 09-01-2019 BEO	469,965	$481,787.14	$508,278.93
FNMA POOL #735857 6.5 06-01-2033 BEO	782,348	$808,966.01	$890,437.03
FNMA POOL #745329 6% DUE 07-01-2035 BEO	76,900	$77,705.52	$85,722.72
FNMA POOL #888368 7% 03-01-2037 BEO	289,303	$327,816.53	$330,367.89
FNMA POOL #888369 7% DUE 03-01-2037 REG	309,416	$344,031.62	$353,335.44
FNMA POOL #889579 6% DUE 05-01-2038 REG	560,339	$616,941.91	$619,725.32
FNMA POOL #907860 ADJ RT DUE 02-01-2037 BEO	944,484	$1,004,842.79	$1,002,059.16
FNMA POOL #995367 6% 11-01-2038 BEO	1,070,864	$1,145,824.48	$1,180,330.94
FNMA POOL #995525 6% 12-01-2038 BEO	431,510	$469,672.03	$476,699.39
FNMA POOL #995838 5.5% 05-01-2039 BEO	849,139	$910,170.81	$925,326.24
FNMA POOL #AD0070 6.5% 12-01-2037 BEO	190,545	$203,287.72	$210,320.72
FNMA POOL #AD0163 6% 11-01-2034 BEO	1,328,734	$1,404,305.49	$1,481,170.07
FNMA POOL #AD0276 5.5% 01-01-2024 BEO	703,488	$746,027.04	$765,547.60
FNMA POOL #AD0310 7% 12-01-2038 BEO	651,542	$708,348.49	$744,164.73
FNMA POOL #AD0526 6% 12-01-2038 BEO	1,022,149	$1,094,138.84	$1,126,872.46
FNMA POOL #AD0833 6% 01-01-2039 BEO	499,326	$530,533.37	$551,601.93
FNMA POOL #AE0381 5.5% 12-01-2024 BEO	878,831	$946,528.78	$954,711.35
FNMA PREASSIGN 00717 6.5 09-25-2028	890,388	$912,160.63	$993,279.32
FNMA PREASSIGN 00837 7.5 10-25-2040	69,793	$71,603.59	$79,728.30

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA REMIC SER 2002-W6 CL 2A1 FLT RT 06-25-2042	51,169	$53,895.70	$57,827.97
FNMA REMIC SER 2003-W17 CL PT1 08-25-2032	133,505	$152,522.37	$156,903.84
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041	61,462	$66,782.01	$72,009.56
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	11,700	$112,443.78	$125,892.00
FORD MTR CR CO LLC 5.625% DUE 09-15-2015	325,000	$323,264.50	$336,358.43
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	700,000	$700,000.00	$729,491.70
FOSSIL INC COM	4,300	$452,059.44	$341,248.00
FRANCE TELECOM EUR4	37,160	$894,992.58	$585,383.35
FRESENIUS MEDICAL CARE NPV	5,460	$359,400.32	$372,114.70
FRKLN RES INC COM	8,590	$1,005,632.94	$825,155.40
FUJIFILM HOLDINGS CORP NPV	10,800	$373,516.13	$255,892.90
GAMESTOP CORP NEW CL A	4,100	$107,105.12	$98,933.00
GANNETT INC COM	21,200	$267,595.80	$283,444.00
GAP INC COM	50,900	$923,984.20	$944,195.00
GDF SUEZ EUR1	13,580	$541,604.19	$372,321.88
GEN ELEC CAP CORP 4.625 DUE 01-07-2021 REG	150,000	$155,826.00	$155,617.80
GEN ELEC CAP CORP 5.5% DUE 01-08-2020	350,000	$362,958.50	$385,102.20
GEN ELEC CAP CORP 5.9% DUE 05-13-2014	300,000	$311,480.75	$328,545.60
GEN MTRS CO COM	42,100	$1,145,927.59	$853,367.00
GENERAL ELECTRIC CO	304,300	$6,200,592.58	$5,450,013.00
GENWORTH FINL INC COM CL A COM CL A	74,700	$867,038.78	$489,285.00
GIC JP MORGAN CONTRACT# AMONSANTO03 RATE 4.2500% MAT EVERGREEN (SYNTHETIC)	126,592,117	$126,592,117.48	$126,592,117.48
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 4.6600% MAT EVERGREEN SYNTHETIC	222,900,353	$222,900,352.74	$222,900,352.74
GIC PRUDENTIAL CONTRACT# GA-62301 RATE 4.6900% MAT EVERGREEN (SYNTHETIC)	164,048,283	$164,048,282.89	$164,048,282.89
GILEAD SCIENCES INC	18,000	$724,606.90	$736,740.00
GLAXOSMITHKLINE ORD GBP0.25	88,730	$1,828,662.66	$2,029,129.35
GOLDMAN SACHS GROUP INC COM	28,576	$3,379,696.22	$2,584,127.68
GOOGLE INC CL A CL A	10,966	$4,829,040.15	$7,082,939.40
GREAT PLAINS ENERGY INC COM	8,200	$165,547.30	$178,596.00
GROUPON INC	14,300	$338,746.84	$295,009.00
HANG LUNG PROPERTIES HKD1	124,000	$575,743.79	$352,844.23
HARLEY DAVIDSON COM USD0.01	7,101	$300,699.01	$276,015.87
HEALTH NET INC COM	10,300	$298,975.49	$313,326.00
HEALTHNET INC SR NT 6.375% DUE 06-01-2017/05-18-2007	200,000	$197,274.00	$208,000.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
HENKEL AG & CO KGAA NON-VTG PRF NPV	6,310	$367,771.18	$365,251.25
HERTZ GLOBAL HLDGS INC COM	65,260	$1,030,362.46	$764,847.20
HEWLETT PACKARD CO 3.3% DUE 12-09-2016	225,000	$224,527.50	$229,748.40
HEWLETT PACKARD CO COM	287,400	$8,254,981.84	$7,403,424.00
HOLCIM CHF2.00 (REGD)	6,750	$421,894.97	$362,728.59
HOME DEPOT INC COM	63,662	$1,927,783.04	$2,676,350.48
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG’S	91,290	$629,708.91	$502,095.00
HONDA MOTOR CO NPV	17,700	$649,981.25	$540,155.97
HSBC HLDGS PLC 6.5% DUE 05-02-2036	325,000	$338,055.42	$328,381.95
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	250,000	$249,457.50	$265,648.25
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	182,800	$1,999,706.70	$1,388,664.28
HUMAN GENOME SCIENCES INC COM	18,741	$511,125.03	$138,495.99
HUNTINGTON INGALLS INDS INC COM	1,933	$58,632.64	$60,464.24
HUSKY ENERGY INC COM NPV	24,600	$650,714.73	$593,105.82
HUTCHISON WHAMPOA HKD0.25	32,000	$343,804.17	$268,019.47
ICAP ORD GBP0.10	53,890	$425,592.80	$290,530.32
ILLINOIS ST 5.665 MUN BD DUE 03-01-2018	300,000	$310,642.00	$321,309.00
ILLINOIS ST 4.961% 03-01-2016 BEO TAXABLE	75,000	$78,977.25	$79,344.75
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	550,000	$558,830.00	$590,023.50
ILLUMINA INC COM	5,145	$208,879.38	$156,819.60
INDITEX EUR0.15	4,600	$374,734.27	$377,875.89
INDUSTRIAL & COMMERCIAL BANK CHINA ‘H’	772,860	$616,102.52	$458,744.44
INFINEON TECHNOLOG ORD NPV (REGD)	91,930	$795,370.82	$694,075.22
INFORMATICA CORP COM	10,200	$414,458.22	$376,686.00
INFOSYS LIMITED ADR	9,300	$504,526.10	$477,834.00
ING GROEP NV CVA EUR0.24	126,960	$1,439,989.71	$916,360.97
INGERSOLL-RAND PLC COM STK	11,400	$354,668.89	$347,358.00
INTEL CORP COM	24,100	$489,718.72	$584,425.00
INTERNATIONAL BUSINESS MACHS CORP COM	4,087	$537,074.25	$751,517.56
INTERPUBLIC GROUP COMPANIES INC COM	47,700	$420,139.76	$464,121.00
INTESA SANPAOLO EUR0.52	189,011	$601,369.42	$317,501.83
INTL CONS AIRL DI	162,030	$683,569.54	$371,169.17
INV MANAGER 6-064706	—	$0.00	$0.00
ITOCHU CORP NPV	52,000	$501,070.25	$528,515.73

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
Japanese yen	43,722	$43,721.94	$43,721.94
JOHNSON & JOHNSON COM USD1	48,291	$2,987,457.76	$3,166,923.78
JOHNSON CTL INC COM	17,400	$501,749.65	$543,924.00
JOY GLOBAL INC COM	8,796	$593,166.30	$659,436.12
JPMORGAN CHASE & CO COM	87,645	$3,054,891.45	$2,914,196.25
JUNIPER NETWORKS INC COM	92,443	$2,521,944.97	$1,886,761.63
KASIKORNBANK PLC THB10 (ALIEN MKT)	101,300	$464,119.33	$399,741.68
KEYCORP NEW COM	56,318	$475,495.58	$433,085.42
KIMBERLY-CLARK CORP COM	2,700	$174,368.99	$198,612.00
KINGFISHER ORD GBP0.157142857	131,250	$516,724.43	$511,366.92
KOMATSU NPV	23,700	$612,416.04	$554,149.99
KRAFT FOODS INC CL A	14,999	$449,689.44	$560,362.64
KROGER CO COM	13,200	$311,284.05	$319,704.00
KUBOTA CORP NPV	45,000	$427,953.99	$377,242.01
LAFARGE S A 6.5% DUE 07-15-2016	450,000	$449,115.50	$459,004.05
LAM RESH CORP COM	5,900	$265,833.48	$218,418.00
LARSEN & TOUBRO GDR-REPR 1 ORD INR2	14,900	$473,788.08	$285,186.00
LAS VEGAS SANDS CORP COM STK	19,461	$851,943.12	$831,568.53
LEAR CORP COM NEW COM NEW	5,400	$193,108.32	$214,920.00
LEGG MASON INC COM	13,900	$651,565.44	$334,295.00
LG ELECTRONICS INC KRW5000	11,893	$961,146.37	$768,089.58
LIBERTY GLOBAL INC COM SER A	1,800	$39,762.84	$73,854.00
LIBERTY GLOBAL INC COM SER C COM SER C	1,900	$52,821.77	$75,088.00
LIBERTY INTERACTIVE CORP INTERACTIVE COMSER A	116,363	$1,349,938.84	$1,886,826.05
LIBERTY MEDIA CORP 8.25% DUE 02-01-2030	90,000	$88,112.48	$86,512.50
LIBERTY MEDIA CORP 8.5% DUE 07-15-2029	112,000	$110,643.90	$108,640.00
LINDE AG NPV	3,880	$576,378.66	$578,982.69
LINKEDIN CORP CL A	5,467	$378,822.50	$344,475.67
LIVING SOCIAL INC PFD STK SER F	4,555	$35,027.95	$35,027.95
LOCKHEED MARTIN CORP COM	13,700	$1,006,290.68	$1,108,330.00
LORILLARD INC COM STK	3,400	$348,853.99	$387,600.00
LOS ANGELES CALIF UNI SCH DIST 6.758% DUE 07-01-2034 BEO TAXABLE	300,000	$300,000.00	$375,351.00
LOWES COS INC COM	29,900	$647,814.07	$758,862.00
LTD BRANDS	2,200	$70,232.01	$88,770.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
LULULEMON ATHLETICA INC COM	23,475	$1,248,307.07	$1,095,343.50
LVMH MOET HENNESSY LOUIS VUITTON EUR0.30	3,360	$537,836.94	$477,179.17
LYONDELLBASELL INDU-CL A-W/I	10,000	$332,508.79	$324,900.00
MACYS INC COM STK	7,100	$186,285.54	$228,478.00
MAGNA INTERNATIONAL INC COMMON STOCK	14,300	$601,756.31	$476,333.00
MAN GROUP ORD USD0.03428571	93,020	$440,086.36	$181,714.92
MAN SE ORD NPV	9,320	$1,089,311.79	$831,184.68
MARATHON OIL CORP COM	16,200	$329,556.93	$474,174.00
MARATHON PETE CORP COM	12,000	$362,665.47	$399,480.00
MARKS & SPENCER GP ORD GBP0.25	212,060	$1,394,608.29	$1,024,939.27
MARRIOTT INTL INC NEW COM STK CL A	—	$0.00	$0.00
MASTERCARD INC CL A	9,207	$2,173,322.02	$3,432,553.74
MAXIM INTEGRATED PRODS INC COM	76,986	$1,048,835.65	$2,004,715.44
MAY DEPT STORES CO 6.65% DUE 07-15-2024	125,000	$71,250.00	$139,417.75
MAY DEPT STORES CO 6.7% DUE 09-15-2028	875,000	$838,565.00	$914,049.50
MC DONALDS CORP COM	8,359	$634,042.87	$838,658.47
MCGRAW-HILL COS COM USD1	26,400	$984,080.43	$1,187,208.00
MCKESSON CORP	16,762	$1,147,515.43	$1,305,927.42
MEAD JOHNSON NUTRITION COM USD0.01	5,871	$328,671.07	$403,513.83
MEDTRONIC INC COM	24,600	$891,480.07	$940,950.00
MEGGITT ORD GBP0.05	61,230	$339,525.85	$335,715.83
MERCK & CO INC NEW COM	151,458	$4,183,209.45	$5,709,966.60
MERCK KGAA NPV	6,160	$519,481.89	$615,978.41
METLIFE INC COM	11,975	$403,777.24	$373,380.50
MFB NT COLLECTIVE TIPS INDEX FUND—NON LENDING	458,768	$54,270,442.31	$60,343,525.66
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	552,725	$63,421,798.89	$67,288,687.93
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND-NON LENDING	486,891	$59,310,106.20	$51,477,028.35
MFB NT COLLECTIVE RUSSELL 1000 VALUE INDEX FUND—NON LENDING	402,540	$62,571,965.80	$64,042,082.21
MFC ISHARES TR RUSSELL 1000 GROWTH INDEXFD	19,800	$1,141,592.76	$1,144,242.00
MFO EB DAILY LIQUIDITY NON SL STOCK FUND	936,774	$100,308,111.84	$113,338,441.75
MGM RESORTS INTERNATIONAL COM	6,900	$69,335.88	$71,967.00
MICHELIN (CGDE) EUR2(REGD)	10,510	$831,222.34	$623,169.45
MICROCHIP TECHNOLOGY INC COM	37,040	$1,044,080.41	$1,356,775.20
MICRON TECH INC COM	45,900	$252,047.79	$288,711.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MICROSOFT CORP COM	156,700	$4,063,568.44	$4,067,932.00
MITSUBISHI CORP NPV	26,200	$680,405.38	$529,516.51
MITSUBISHI UFJ FIN NPV	99,100	$472,801.92	$421,181.44
MOLEX INC CL A	34,000	$722,911.24	$672,520.00
MONSANTO CO NEW COM	9,992,602	$458,460,670.73	$700,181,622.14
MONSANTO PARTICIPANT LOANS	28,679,616	$28,679,615.86	$28,679,615.86
MOODYS CORP COM	6,400	$236,764.04	$215,552.00
MORGAN STANLEY COM STK USD0.01	54,481	$984,138.80	$824,297.53
MTN GROUP LTD ZAR0.0001	27,060	$498,284.22	$481,746.70
MUENCHENER RUECKVE NPV(REGD)	5,180	$818,081.72	$637,340.25
MURPHY OIL CORP COM	1,000	$65,826.60	$55,740.00
N V R INC COM	445	$275,154.77	$305,270.00
NASPERS ‘N’ ZAR0.02	8,900	$483,834.74	$389,351.57
NESTLE SA CHF0.10(REGD)	22,780	$1,299,863.31	$1,315,495.67
NETAPP INC COM STK	59,170	$2,433,993.10	$2,146,095.90
NETFLIX INC COM STK	2,300	$161,000.00	$159,367.00
NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	275,000	$275,000.00	$377,844.50
NEWELL RUBBERMAID INC COM	7,300	$89,480.28	$117,895.00
NEWS AMER INC 6.65% DUE 11-15-2037	125,000	$140,218.75	$141,616.63
NEWS CORP CL A COM	199,200	$2,346,705.69	$3,553,728.00
NIKE INC CL B	15,563	$1,058,071.79	$1,499,806.31
NINTENDO CO LTD NPV	1,800	$471,288.07	$247,985.44
NISOURCE INC COM	7,900	$166,567.55	$188,099.00
NORTHROP GRUMMAN CORP COM	15,600	$790,481.41	$912,288.00
Norwegian krone	—	$0.00	$0.00
NOVARTIS AG CHF0.50(REGD)	25,810	$1,501,231.49	$1,482,191.20
NT COLLECTIVE RUSSELL 2000 GROWTH INDEX FUND—NON LENDING	462,172	$63,608,808.79	$68,105,262.69
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	48,623,978	$48,623,977.70	$48,623,977.70
NTGI NT COLLECTIVE RUSSELL 2000 VALUE INDEX FUND—NON LENDING	313,579	$43,589,814.43	$44,642,928.12
NUANCE COMMUNICATIONS INC COM	27,400	$533,293.81	$689,384.00
NV ENERGY INC COM	15,800	$229,386.74	$258,330.00
OCCIDENTAL PETROLEUM CORP	73,873	$4,885,952.09	$6,921,900.10
OMRON CORP NPV	15,800	$415,964.81	$317,683.91
ORACLE CORP COM	147,058	$4,122,993.29	$3,772,037.70

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
P.T. ASTRA INTL IDR500	56,000	$330,786.66	$457,016.82
PACCAR INC COM	17,400	$711,379.75	$651,978.00
PALL CORP COM	4,000	$212,005.87	$228,600.00
PARKER-HANNIFIN CORP COM	1,600	$96,284.37	$122,000.00
PEABODY ENERGY CORP COM STK	33,558	$1,814,613.57	$1,111,105.38
PEARSON ORD GBP0.25	10,940	$175,755.54	$205,722.45
PENNEY J.C CO INC COM	21,600	$582,917.33	$759,240.00
PEPSICO INC COM	6,300	$407,353.90	$418,005.00
PERNOD RICARD NPV EUR 1.55	4,630	$414,301.71	$430,707.74
PFIZER INC COM	303,100	$5,829,040.88	$6,559,084.00
PHILIP MORRIS INTL COM STK NPV	1,500	$99,019.80	$117,720.00
PHILIPS ELEC(KON) EUR0.20	33,470	$1,038,439.88	$707,351.03
PITNEY BOWES INC COM	11,700	$365,247.58	$216,918.00
PNC FINANCIAL SERVICES GROUP COM STK	9,944	$507,600.30	$573,470.48
PORTUGAL TELECOM SGPS EUR0.03	54,890	$776,647.86	$317,086.77
POSCO KRW5000	1,476	$562,925.25	$486,875.00
POTASH CORP SASK COM NPV	12,700	$674,329.39	$525,211.88
POTASH CORP SASK INC COM	22,870	$1,305,494.16	$944,073.60
PPG IND INC COM	2,300	$80,782.32	$192,027.00
PPL CORP COM ISIN US69351T1060	9,500	$240,684.92	$279,490.00
PPR EUR4	2,510	$416,019.60	$360,537.15
PRAXAIR INC COM	11,546	$1,013,886.73	$1,234,267.40
PRECISION CASTPARTS CORP COM	25,237	$3,336,518.61	$4,158,805.23
PRICELINE COM INC COM NEW STK	7,525	$3,127,714.37	$3,519,517.75
PROCTER & GAMBLE COM NPV	17,655	$1,108,467.57	$1,177,765.05
PROVIDENT COS INC 7.25% DUE 03-15-2028	125,000	$124,786.25	$133,456.88
PRUDENTIAL FINL INC COM	3,500	$117,999.82	$175,420.00
PRUDENTIAL ORD GBP0.05	51,580	$546,469.07	$511,824.68
PUB SERVICE ENTERPRISE GROUP INC COM	32,900	$1,045,952.64	$1,086,029.00
PVTPL COX COMM INC NEW /TS/COXENTCOX COMM INC 5.875 DUE 12-01-2016	375,000	$376,494.25	$432,960.00
PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG COM	3,100	$1,109,610.71	$1,423,524.34
PVTPL KAUPTHING BK MEDIUM TERM SUB TRANCHE # 01 7.125 5-19-16 BD IN DEFAULT	800,000	$805,086.00	$0.01
PVTPL LAFARGE S A 5.5 DUE 07-09-2015	225,000	$224,806.50	$228,977.78
QUALCOMM INC COM	90,588	$4,287,577.92	$4,955,163.60

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
QUEST DIAGNOSTICS INC COM	5,400	$313,715.73	$313,524.00
RALPH LAUREN CORP CL A CL A	6,024	$627,478.50	$831,793.92
RANDSTAD HLDGS NV EUR0.10	14,870	$772,676.32	$441,277.80
RANGE RES CORP COM	9,114	$391,824.96	$564,521.16
RECORDKEEPING EXPENSE ACCRUAL	—	$0.00	$0.00
RED HAT INC COM	20,505	$886,352.29	$846,651.45
REED ELSEVIER CAP 8.625% DUE 01-15-2019	425,000	$442,873.50	$530,436.13
REED ELSEVIER GBP0.1444	50,130	$437,123.59	$404,337.52
REED ELSEVIER NV EUR0.07	31,930	$420,681.64	$373,339.52
REPSOL YPF SA EUR1	19,960	$578,599.09	$614,999.34
REYNOLDS AMERICAN INC COM	1,700	$61,380.37	$70,414.00
RHOEN-KLINIKUM AG ORD NPV	31,470	$732,407.68	$601,352.93
RIO TINTO ORD GBP0.10	16,010	$1,063,229.97	$777,535.70
ROCHE HLDGS AG GENUSSCHEINE NPV	5,910	$894,917.69	$1,006,172.60
ROLLS ROYCE HLDGS ORD GBP0.20	65,000	$567,359.02	$754,088.22
ROPER INDS INC NEW COM	1,019	$84,503.01	$88,520.53
ROYAL BK SCOTLAND 4.375% DUE 03-16-2016	125,000	$124,756.25	$119,249.13
ROYAL BK SCOTLAND 5.625 DUE 08-24-2020	100,000	$99,803.00	$95,912.60
ROYAL BK SCOTLAND 6.125% DUE 01-11-2021	500,000	$498,155.00	$493,264.50
ROYAL DUTCH SHELL ‘A’SHS EUR0.07 (DUTCH LIST)	43,500	$1,459,853.50	$1,589,617.14
SAFEWAY INC COM NEW	15,600	$356,885.41	$328,224.00
SALESFORCE COM INC COM STK	17,628	$1,819,037.95	$1,788,536.88
SAMSUNG ELECTRONIC GDR REP 1/2 ORD REG’S	2,080	$753,079.19	$958,256.00
SANDISK CORP COM	15,600	$683,052.37	$767,676.00
SANDS CHINA LTD USD0.01 REG’S’	95,200	$219,198.13	$269,054.67
SANOFI	22,641	$1,635,783.88	$1,667,962.76
SANOFI SPONSORED ADR	118,725	$4,496,516.51	$4,338,211.50
SAP AG ORD NPV	30,160	$1,600,012.69	$1,599,367.54
SCHLUMBERGER LTD COM COM	114,225	$6,997,906.65	$7,802,709.75
SCHNEIDER ELECTRIC EUR4.00	7,778	$599,757.64	$410,746.40
SCHWAB CHARLES CORP COM NEW	196,335	$3,154,986.66	$2,210,732.10
SEAGATE TECHNOLOGY PLC COM USD0.00001	6,300	$95,521.95	$103,320.00
SGS SA CHF1(REGD)	250	$427,147.44	$415,730.94
SHIN-ETSU CHEMICAL NPV	8,100	$419,363.04	$398,999.22

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SHIRE PLC ADR	15,512	$1,261,395.89	$1,611,696.80
SIEMENS AG NPV(REGD)	9,940	$1,154,589.14	$954,093.00
SINGAPORE TELECOMMUNICATIONS NEW COM STK	289,000	$726,593.48	$688,705.51
SLM CORP MEDIUM 8.45% DUE 06-15-2018	275,000	$265,622.50	$283,250.00
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG	319,770	$319,770.18	$357,132.45
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.1% DUE 07-01-2018/01-01-2007 REG	42,413	$42,413.43	$46,012.21
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1993-20 F 6.65 6-1-13/99 REG	13,832	$14,653.89	$14,276.09
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	16,029	$16,620.12	$17,820.58
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9 DUE 09-01-2017	22,471	$22,950.69	$24,535.82
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG	136,712	$147,539.46	$152,806.42
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG	161,375	$160,820.24	$175,649.72
SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG	494,481	$494,480.88	$542,321.41
SMC CORP NPV	3,400	$527,988.30	$548,843.25
SOUTHWESTERN ENERGY CO COM	10,682	$335,758.33	$341,183.08
SPRINT CAP CORP 6.875% DUE 11-15-2028	125,000	$100,312.50	$89,218.75
SPRINT CAP CORP 6.9% DUE 05-01-2019	125,000	$106,562.50	$102,812.50
SPRINT NEXTEL CORP	423,100	$4,041,258.93	$990,054.00
SPRINT NEXTEL CORPORATION 6 DUE 12-01-2016 BEO	375,000	$342,745.15	$311,250.00
ST JUDE MED INC COM	10,675	$412,534.07	$366,152.50
ST PAUL TRAVELERS COS INC BD 5.5 DUE 12-01-2015 BEO	250,000	$243,282.79	$280,450.00
STANDARD CHARTERED ORD USD0.50	63,760	$1,884,508.87	$1,396,169.95
STARBUCKS CORP COM	87,112	$2,729,714.92	$4,008,023.12
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	20,306	$1,019,271.77	$974,078.82
STATOILHYDRO ASA NOK2.50	34,690	$750,507.70	$892,251.95
STRYKER CORP	10,804	$539,313.62	$537,066.84
SUMITOMO CORP NPV	33,100	$431,453.58	$448,273.98
SUN TR BANKS INC COM	76,700	$1,530,851.36	$1,357,590.00
SUNCOR ENERGY INC COM NPV ‘NEW’	17,200	$539,078.87	$496,278.91
SWIRE PACIFIC ‘A’HKD0.60	34,000	$496,125.31	$410,411.25
Swiss franc	—	$0.00	$0.00
SWISS RE AG CHF0.10	14,560	$739,396.49	$745,361.14
SYMANTEC CORP COM	115,000	$1,740,802.73	$1,799,750.00
SYMRISE AG NPV (BR)	9,600	$305,610.81	$256,971.39
SYNOPSYS INC COM	45,500	$1,025,275.68	$1,237,600.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	137,580	$1,579,065.49	$1,776,157.80
TALISMAN ENERGY IN COM NPV	76,000	$1,517,949.47	$968,799.41
TE CONNECTIVITY LTD	54,900	$1,608,881.06	$1,691,469.00
TECHNIP NPV	5,940	$587,950.87	$559,973.62
TELECOM ITALIA CAP 4.95% DUE 09-30-2014	175,000	$161,875.00	$162,435.70
TELECOM ITALIA CAP 6.175% DUE 06-18-2014	150,000	$148,920.00	$144,279.75
TELEFONICA SA EUR1	47,945	$1,309,007.94	$833,079.76
TELENOR ASA ORD NOK6	52,870	$892,678.91	$869,066.76
TESCO ORD GBP0.05	106,160	$715,410.44	$665,624.98
TI CAPITAL 7.175% DUE 06-18-2019	275,000	$295,814.50	$257,704.70
TIFFANY & CO COM	4,108	$175,383.35	$272,196.08
TIGER BRANDS ZAR0.10	5,500	$166,099.48	$170,911.88
TIME WARNER CABLE 8.25% DUE 04-01-2019	175,000	$195,916.25	$219,802.10
TIME WARNER CABLE 8.75% DUE 02-14-2019	500,000	$545,170.25	$638,464.50
TIME WARNER CABLE INC COM	44,919	$1,745,603.83	$2,855,500.83
TIME WARNER INC USD0.01	113,733	$3,388,070.58	$4,110,310.62
TJX COS INC COM NEW	20,250	$1,147,732.96	$1,307,137.50
TORONTO-DOMINION COM NPV	9,150	$692,794.39	$685,542.35
TOTAL EUR2.5	36,960	$2,089,536.35	$1,895,195.16
TOYOTA MOTOR CORP NPV	12,300	$489,553.29	$410,053.29
TRANSOCEAN LTD	6,400	$388,492.86	$245,696.00
TRAVELERS COS INC COM STK	8,700	$395,492.10	$514,779.00
TRW AUTOMOTIVE HLDGS CORP COM	6,300	$163,719.85	$205,380.00
TULLOW OIL ORD GBP0.10	16,600	$291,380.30	$361,688.82
TYCO INTERNATIONAL LTD(SWITZERLAND) COM USD0.80	30,800	$1,117,611.06	$1,438,668.00
TYSON FOODS INC CL A COM (DELAWARE)	13,900	$267,167.95	$286,896.00
UBS AG CHF0.10	19,900	$341,839.48	$237,923.22
UGI CORP NEW COM	4,800	$138,456.00	$141,120.00
UN PAC RR CO 5.866 DUE 07-02-2030	896,720	$903,692.55	$1,040,006.65
UN PAC RR CO PASS 7.6% DUE 01-02-2020	334,811	$334,811.29	$401,040.31
UNICREDIT SPA NPV (POST SPLIT)	26,300	$619,848.36	$219,185.77
UNILEVER NV CVA EUR0.16	22,650	$720,494.62	$781,240.30
UNILEVER PLC ORD GBP0.031111	23,930	$751,333.17	$804,411.38
UNION PAC CORP COM	36,358	$3,178,170.76	$3,851,766.52

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED PARCEL SVC INC CL B	12,872	$872,563.55	$942,101.68
United States dollar	1,163,146	$1,163,145.86	$1,163,145.86
UNITED STATES TREAS NTS DTD .375% DUE 10-31-2012 REG	650,000	$651,347.88	$651,294.80
UNITED STATES TREAS NTS DTD 00293 .75% DUE 05-31-2012 REG	2,280,000	$2,288,829.83	$2,286,591.48
UNITED STATES TREAS NTS NT 1% DUE 04-30-2012 REG	205,000	$206,273.93	$205,640.63
UNITED TECHNOLOGIES CORP COM	24,716	$1,984,262.33	$1,806,492.44
UNITEDHEALTH GROUP INC COM	77,885	$3,351,235.23	$3,947,211.80
UNUM CORP NT 6.75 DUE 12-15-2028 BEO	223,000	$188,401.76	$235,405.71
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	7,900	$383,823.42	$368,851.00
VALERO ENERGY CORP COM STK NEW	2,900	$75,545.00	$61,045.00
VERTEX PHARMACEUTICALS INC COM	6,669	$218,337.09	$221,477.49
VESTAS WIND SYSTEM DKK1	12,020	$402,490.57	$130,164.97
VIACOM INC NEW CL B	7,700	$307,113.78	$349,657.00
VISA INC COM CL A STK	33,870	$2,724,656.69	$3,438,821.10
VIVENDI SA EUR5.50	21,080	$608,509.26	$463,015.84
VMWARE INC CL A COM CL A COM	9,354	$637,314.34	$778,159.26
VODAFONE GROUP ORD USD0.11428571	794,020	$2,244,817.27	$2,207,601.95
VOLKSWAGEN AG NON VTG PRF NPV	2,890	$457,957.43	$434,253.89
VULCAN MATERIALS CO COM	27,100	$1,195,332.34	$1,066,385.00
VULCAN MATLS CO 6.5% DUE 12-01-2016	100,000	$100,000.00	$103,250.00
VULCAN MATLS CO 7.5% DUE 06-15-2021	225,000	$221,388.75	$243,000.00
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00008 6 DUE 11-15-2017	425,000	$421,612.75	$469,294.78
WAL-MART STORES INC COM	61,450	$3,156,242.28	$3,672,252.00
WALT DISNEY CO	18,410	$506,547.37	$690,375.00
WEG SA COM NPV	22,400	$267,775.40	$225,531.16
WEIR GROUP ORD GBP0.125	14,000	$344,963.76	$442,110.39
WELLPOINT INC 5.25% DUE 01-15-2016	525,000	$513,324.33	$587,769.00
WELLPOINT INC COM	8,500	$596,212.42	$563,125.00
WELLS FARGO & CO NEW COM STK	253,819	$9,569,736.18	$6,995,251.64
WHOLE FOODS MKT INC COM	13,642	$632,441.52	$949,210.36
WPP PLC ORD GBP0.10	56,030	$673,865.53	$588,199.92
XEROX CORP 6.35% DUE 05-15-2018	225,000	$247,227.75	$253,453.50
XEROX CORP 6.4% DUE 03-15-2016	325,000	$280,554.00	$363,654.20
XEROX CORP COM	213,000	$1,849,924.79	$1,695,480.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
XL GROUP PLC ORD USD0.01	22,900	$486,675.07	$452,733.00
XSTRATA PLC ORD GBP	35,250	$752,512.97	$535,768.24
ZURICH INSURANCE GROUP AG CHF0.10	2,490	$579,893.76	$565,848.57
ZYNGA INC	11,500	$115,000.00	$108,215.00
ZYNGA INC SERIES C PFD	10,490	$147,165.42	$147,165.42

Grand Total	679,223,911	$2,013,644,693.09	$2,287,557,273.23

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
&&& CASH MARGIN REQUIREMENT ON FINANCIALFUTURES (COLLATERAL) HELD ELSEWHERE	1,055,000	$1,055,000.00	$1,055,000.00
&&&BOND FUTURES OFFSET—LONG	324	$47,198,539.48	$47,364,929.86
&&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL	—	$0.00	$0.00
ACE INA HLDG INC 5.6% DUE 05-15-2015	220,000	$219,122.20	$245,419.90
ALLSTATE CORP 6.75% DUE 05-15-2018	305,000	$338,278.08	$356,490.10
ALLSTATE CORP SR NT 7.45 DUE 05-16-2019	85,000	$89,677.51	$103,345.89
ALLSTATE LIFE GL FDG SECD MED TRM TRANCHE # TR 00039 5.375 DUE 4-30-2013	765,000	$833,911.20	$807,788.75
ALLY MASTER OWNER 1.81 DUE 05-15-2016	325,000	$324,923.43	$326,539.20
ALLY MASTER OWNER 2.15000009537% DUE 01-15-2016	840,000	$839,991.85	$849,026.64
ALTRIA GROUP INC 9.25% DUE 08-06-2019	215,000	$263,314.95	$288,692.54
AMER MOVIL SAB DE 2.375 DUE 09-08-2016	330,000	$327,320.40	$329,080.62
AMEREN CORP 8.875% DUE 05-15-2014	155,000	$154,232.75	$173,687.73
AMERICAN EXPRESS CR CORP TRANCHE # TR 00071 7.3% DUE 08-20-2013	295,000	$309,110.53	$320,151.41
AMERICREDIT 1.55% DUE 07-08-2016	595,000	$594,986.43	$594,522.81
AMERIPRISE FINL 7.3% DUE 06-28-2019	245,000	$265,402.67	$293,807.43
AMERN EXPRESS BK FSB MEDIUM TERM BK N TRANCHE # TR 00061 5.5 DUE 04-16-2013	770,000	$832,346.90	$804,844.81
AMERN EXPRESS CR CORP MEDIUM TERM NTS TRANCHE # TR 00069 5.875 DUE 05-02-2013	170,000	$164,813.30	$178,696.35
AMERN INTL GROUP INC MEDIUM TERM NTS TRANCHE # TR 00027 5.6 10-18-2016BEO	260,000	$272,664.01	$250,597.88
AMGEN INC 3.875 DUE 11-15-2021	1,430,000	$1,425,996.00	$1,443,034.45
AMGEN INC 5.65% DUE 06-15-2042	680,000	$676,668.00	$739,265.40
ANADARKO PETE CORP 5.95 DUE 09-15-2016	115,000	$104,181.95	$130,358.25
ANADARKO PETE CORP 6.375% DUE 09-15-2017	1,000,000	$1,139,860.00	$1,159,134.00
ANGLO AMERN CAP 2.15% DUE 09-27-2013	330,000	$329,722.80	$330,548.13
ANHEUSER BUSCH 5.375% DUE 11-15-2014	1,090,000	$1,202,379.00	$1,211,129.52
ANHEUSER BUSCH 6.875% DUE 11-15-2019	400,000	$396,908.00	$502,322.40
ANHEUSER BUSCH COS 5% DUE 01-15-2015	345,000	$386,206.80	$379,692.86
ANHEUSER BUSCH COS 5% DUE 03-01-2019	220,000	$227,603.20	$247,799.42
ANHEUSER BUSCH COS INC 4.95 DUE 01-15-2014 BEO	652,000	$706,207.28	$702,664.31
AOL TIME WARNER 7.625% DUE 04-15-2031	715,000	$858,157.30	$922,979.92
AON CORP 3.5% DUE 09-30-2015	725,000	$732,632.45	$743,965.28
ARAB REP EGYPT GTD NT 4.45% DUE 09-15-2015 REG	350,000	$383,225.14	$391,552.00
ARCELORMITTAL SA 6.125% DUE 06-01-2018	270,000	$291,926.70	$266,641.74
ASIAN DEV BK BD ISIN US045167AY95 5.593%DUE 07-16-2018 BEO	110,000	$122,463.00	$134,265.56
AT&T INC 5.55% DUE 08-15-2041	750,000	$745,020.00	$883,062.75

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
AT&T INC 5.6% DUE 05-15-2018	175,000	$174,805.01	$203,341.78
AT&T INC 6.7% DUE 11-15-2013	1,800,000	$2,032,538.00	$1,984,336.20
AT&T INC SR NT 2.5 DUE 08-15-2015	105,000	$107,095.80	$108,724.35
AUSTRALIA & NEW ZEALAND BKG MEDIU 144A TRANCHE # TR 1 2.4 11-23-16	900,000	$896,337.00	$891,501.30
AUTOZONE INC 5.75% DUE 01-15-2015	305,000	$347,367.55	$337,632.56
AVALONBAY CMNTYS INC MTN BEO TRANCHE # TR 00007 6.125 DUE 11-01-2012	460,000	$500,535.20	$475,829.98
BANK AMER CORP 3.75% DUE 07-12-2016	490,000	$446,337.60	$453,700.31
BANK AMER CORP 5.65% DUE 05-01-2018	1,920,000	$1,957,814.04	$1,829,285.76
BANK AMER CORP 5.75% DUE 12-01-2017	700,000	$708,093.62	$661,164.70
BANK AMER CORP MTN 6% DUE 09-01-2017	75,000	$81,710.25	$73,247.10
BAPTIST HLTH S FLA 4.59% DUE 08-15-2021	230,000	$230,000.00	$249,527.00
BARCLAYS BK PLC 5.125% DUE 01-08-2020	815,000	$830,868.05	$837,185.12
BARRICK GOLD CORP 2.9% DUE 05-30-2016	1,000,000	$999,120.00	$1,026,343.00
BB&T CORP 4.75% DUE 10-01-2012	201,000	$211,944.45	$206,067.81
BECTON DICKINSON & 3.125% DUE 11-08-2021	495,000	$493,985.25	$512,071.07
BHP BILLITON FIN 1.875% DUE 11-21-2016	150,000	$149,203.50	$151,518.90
BHP BILLITON FIN USA LTD 1.125 DUE 11-21-2014	250,000	$249,112.50	$250,586.75
BOEING CAP CORP 2.125 DUE 08-15-2016	290,000	$289,831.80	$296,248.92
BP CAP MKTS P L C 2.248% DUE 11-01-2016	165,000	$165,000.00	$166,052.21
BSTN PPTYS LTD 5% DUE 06-01-2015	20,000	$19,369.40	$21,659.42
BSTN PPTYS LTD 5.625% DUE 04-15-2015	90,000	$89,908.20	$99,286.29
BSTN PPTYS LTD 6.25% DUE 01-15-2013	53,000	$52,814.50	$55,082.48
BURL NORTHN SANTA 3.45% DUE 09-15-2021	310,000	$309,234.30	$319,513.59
CAP 1 BK USA NATL 8.8% DUE 07-15-2019	180,000	$191,532.75	$205,918.20
CAP 1 FINL CORP 2.125% DUE 07-15-2014	425,000	$424,766.25	$419,551.50
CAP 1 FINL CORP 6.75% DUE 09-15-2017	695,000	$840,950.00	$778,759.32
CARMAX AUTO OWNER 1.41% DUE 02-16-2016	1,050,000	$1,049,864.97	$1,057,133.70
CARMAX AUTO OWNER 2.16% DUE 09-15-2016	585,000	$584,853.52	$598,848.71
CAROLINA PWR & LT CO 1ST MTG BD 3 9-15-2021	480,000	$479,174.40	$493,318.56
CATERPILLAR INC 3.9% DUE 05-27-2021	1,505,000	$1,497,971.65	$1,652,276.29
CDN NAT RES LTD 5.15% DUE 02-01-2013	700,000	$752,115.00	$730,200.10
CENTERPOINT ENERGY 7% DUE 03-01-2014	120,000	$119,973.60	$134,887.08
CHEVRON PHILLIPS 4.75% DUE 02-01-2021	195,000	$195,690.33	$208,745.94
CIGNA CORP 4.5 DUE 03-15-2021	155,000	$154,220.35	$159,426.96

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CITIBANK CR CARD CR CARD NT CL 2009-A4 4.9 DUE 06-23-2016	1,510,000	$1,661,421.88	$1,657,403.18
CITIGROUP INC 4.5% DUE 01-14-2022	265,000	$262,376.50	$254,936.10
CITIGROUP INC 5.375% DUE 08-09-2020	285,000	$300,319.70	$293,057.24
CITIGROUP INC 5.5% DUE 02-15-2017	1,945,000	$2,008,640.40	$1,959,680.86
CITIGROUP INC 5.5% DUE 04-11-2013	525,000	$464,577.75	$535,984.58
CITIGROUP INC 6% DUE 08-15-2017	370,000	$355,098.40	$387,745.94
CITIGROUP INC 6.01% DUE 01-15-2015	985,000	$1,046,945.32	$1,029,034.43
CITIGROUP INC 6.125% DUE 05-15-2018	175,000	$163,762.50	$186,262.48
CITIGROUP INC 6.125% DUE 11-21-2017	140,000	$142,261.00	$149,412.34
CITIGROUP INC SUB NT 5% DUE 09-15-2014	65,000	$67,057.25	$64,331.02
CLEV ELEC ILLUM CO 5.65% DUE 12-15-2013	115,000	$114,080.00	$122,738.12
CLOROX CO 5.95% DUE 10-15-2017	1,000,000	$1,119,870.00	$1,156,129.00
CMO BEAR STEARN CML MTG SECS TR 07-PWR16PTHRU CTF CL A-AB VAR 6-11-40 REG	185,000	$188,020.70	$198,798.23
CMO BEAR STEARNS COML MTG SECS INC 2003-TOP12 CL A3 4.24 DUE 08-13-2039 REG	73,511	$73,913.73	$73,998.13
CMO BEAR STEARNS COML MTG SECS INC 2004-TOP14 CTF A-4 5.2 1-12-41 REG	200,000	$210,031.25	$212,500.80
CMO CITIGROUP COML MTG TR 2006-C5 CL A-45.4310002327% DUE 10-15-2049 BEO	1,200,000	$1,210,500.00	$1,332,879.60
CMO CREDIT SUISSE FIRST BSTN MTG TR SER 2006-C2 CL A-1 5.25 DUE 03-15-2039 BEO	12,833	$12,557.87	$12,826.50
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	314,622	$345,936.41	$350,490.16
CMO GREENWICH CAP COML FDG CORP 2004-GG1COML MTG CTF CL A-6DUE06-10-2036	115,124	$116,598.65	$115,873.65
CMO J P MORGAN CHASE COML MTG SECS CORP 2004-PNC1 COML A-4 DUE 06-12-2041 REG	1,411,000	$1,421,506.35	$1,522,505.69
CMO SER 2006-C7 CL A4 FLT RT DUE 06-10-2046 REG	720,000	$747,196.88	$795,058.56
CNA FINL CORP 5.85% DUE 12-15-2014	185,000	$194,927.10	$194,937.09
CNA FINL CORP NT 5.875 DUE 08-15-2020	35,000	$34,981.97	$35,953.72
CNH EQUIP TR 1.17% DUE 05-15-2015	966,636	$966,568.50	$967,202.12
CNH EQUIP TR 1.74000000954% DUE 01-17-2017	1,170,000	$1,169,725.99	$1,182,242.88
CNH EQUIP TR 2.49000000954% DUE 01-15-2016	1,425,000	$1,477,769.53	$1,451,865.53
COMCAST CORP NEW 5.15% DUE 03-01-2020	350,000	$383,792.50	$398,031.20
COMCAST CORP NEW 5.7% DUE 05-15-2018	235,000	$268,151.45	$270,428.37
COMCAST CORP NEW 6.3% DUE 11-15-2017	430,000	$503,530.50	$508,603.14
COMCAST CORP NEW 6.5 DUE 15-01-2017	2,000,000	$2,298,161.00	$2,352,354.00
COMCAST CORP NEW 6.5% DUE 01-15-2015	45,000	$49,497.75	$51,013.62
CONS EDISON CO N Y 5.3% DUE 12-01-2016	475,000	$473,651.00	$554,265.15
CR SUISSE 1ST BSTN 5.5% DUE 08-15-2013	1,000,000	$1,093,750.00	$1,043,234.00
CR SUISSE N Y BRH FORMERLY CR S SUB 6 DUE 02-15-2018 BEO	90,000	$92,527.06	$88,760.79

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CSX CORP 5.75% DUE 03-15-2013	700,000	$761,922.00	$736,862.00
CVS CAREMARK CORP 5.75% DUE 05-15-2041	220,000	$251,229.00	$261,960.82
CVS CAREMARK CORP 6.125% DUE 08-15-2016	500,000	$518,745.00	$582,346.00
DET EDISON 6.62% DUE 03-01-2016	1,450,000	$1,682,708.00	$1,648,973.35
DEXIA CR LOC NEW YORK BRH NT 144A 2.75% DUE 04-29-2014 BEO	1,650,000	$1,651,122.40	$1,499,338.50
DIAGEO CAP PLC GTD NT 4.828 DUE 07-15-2020	405,000	$458,860.95	$457,977.65
DIRECTV HLDGS LLC 3.125% DUE 02-15-2016	500,000	$516,385.00	$506,497.00
DIRECTV HLDGS LLC 3.5% DUE 03-01-2016	935,000	$933,232.85	$963,913.94
DIRECTV HLDGS LLC 3.55% DUE 03-15-2015	260,000	$265,111.60	$270,626.20
DIRECTV HLDGS LLC 5.875% DUE 10-01-2019	405,000	$440,949.40	$455,876.10
DIRECTV HLDGS LLC 7.625% DUE 05-15-2016	300,000	$331,125.00	$318,375.00
DNB NOR 2.1% DUE 10-14-2015	1,805,000	$1,746,736.94	$1,790,374.09
DOMINION RES INC 1.95% DUE 08-15-2016	170,000	$169,959.20	$170,837.25
DOW CHEM CO 4.125 DUE 11-15-2021	890,000	$888,077.40	$912,890.80
DUKE ENERGY 1.75% DUE 12-15-2016	250,000	$249,592.50	$251,918.25
DUKE ENERGY 5.1% DUE 04-15-2018	155,000	$154,517.95	$180,506.18
DUKE ENERGY CORP SR NT 6.3% DUE 02-01-2014/01-26-2009	900,000	$954,385.87	$992,955.60
DUKE RLTY LTD 8.25% DUE 08-15-2019	330,000	$367,391.20	$387,757.59
ECOLAB INC 2.375% DUE 12-08-2014	350,000	$349,790.00	$356,798.05
ECOLAB INC 4.35% DUE 12-08-2021	450,000	$449,712.00	$480,550.05
ELECTR DATA SYS STEP CPN 6% DUE 08-01-2013	45,000	$48,117.14	$47,703.33
EMBARQ CORP 7.082% DUE 06-01-2016	65,000	$66,947.29	$70,456.49
ENBRIDGE ENERGY 5.875% DUE 12-15-2016	900,000	$990,729.00	$1,030,680.00
ENCANA CORP 3.9% DUE 11-15-2021	865,000	$864,852.95	$868,983.33
ENEL FIN INTL S A 3.875% DUE 10-07-2014/10-07-2009	465,000	$472,937.55	$452,674.25
ENTERGY ARK INC 5.4% DUE 08-01-2013	265,000	$264,981.45	$281,020.31
ERP OPERATING LP 4.625 DUE 12-15-2021 REG	195,000	$194,257.05	$198,852.03
EXPORT IMPORT BK KOREA NT 5.875% DUE 01-14-2015 REG	300,000	$298,278.00	$321,742.20
EXPRESS SCRIPTS 6.25% DUE 06-15-2014	175,000	$183,750.84	$190,738.80
FED HOME LN MTG CORP POOL #A95822 4 12-01-2040	665,640	$689,041.55	$702,579.17
FED RLTY INVT TR 5.65% DUE 06-01-2016	155,000	$155,000.00	$167,394.27
FED RLTY INVT TR 6% DUE 07-15-2012	75,000	$74,925.75	$76,302.30
FEDERAL HOME LN BK CONS DISC NTS DUE 05-23-2012	2,500,000	$2,499,125.00	$2,499,244.80
FEDERAL HOME LN MTG CORP POOL #A22684 5.5% 10-01-2034 BEO	954,229	$1,015,359.08	$1,048,892.11

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDERAL HOME LN MTG CORP POOL #A34054 6%04-01-2035 BEO	427,187	$466,701.86	$473,992.65
FEDERAL HOME LN MTG CORP POOL #A46092 5%07-01-2035 BEO	292,260	$284,268.43	$317,294.87
FEDERAL HOME LN MTG CORP POOL #A61558 6.5% 10-01-2036 BEO	556,724	$605,314.82	$631,466.46
FEDERAL HOME LN MTG CORP POOL #A64391 6%08-01-2037 BEO	301,465	$302,266.12	$332,988.69
FEDERAL HOME LN MTG CORP POOL #A68726 6.5% 11-01-2037 BEO	219,012	$223,870.96	$245,745.73
FEDERAL HOME LN MTG CORP POOL #A78952 5.5% 12-01-2037 BEO	730,740	$769,631.11	$793,906.29
FEDERAL HOME LN MTG CORP POOL #A83000 5.5% 11-01-2038 BEO	743,057	$755,712.50	$824,703.69
FEDERAL HOME LN MTG CORP POOL #A86783 4.5% 06-01-2039 BEO	143,865	$144,831.93	$152,577.67
FEDERAL HOME LN MTG CORP POOL #A86809 4.5% 06-01-2039 BEO	207,384	$208,671.74	$219,942.64
FEDERAL HOME LN MTG CORP POOL #A87441 4%07-01-2039 BEO	774,991	$750,741.92	$820,904.20
FEDERAL HOME LN MTG CORP POOL #A88355 4.5% 09-01-2039 BEO	373,253	$374,768.89	$395,856.35
FEDERAL HOME LN MTG CORP POOL #A91927 4.5% 04-01-2040 BEO	569,493	$569,391.78	$603,803.30
FEDERAL HOME LN MTG CORP POOL #A92473 4.5% 06-01-2040 BEO	287,728	$293,774.74	$305,062.72
FEDERAL HOME LN MTG CORP POOL #A93101 5%07-01-2040 BEO	678,873	$713,665.21	$730,130.58
FEDERAL HOME LN MTG CORP POOL #A9-5205 4.5% 11-01-2040 BEO	956,612	$1,014,905.29	$1,014,244.75
FEDERAL HOME LN MTG CORP POOL #A95466 4.5% 12-01-2040 BEO	309,208	$328,243.88	$327,837.11
FEDERAL HOME LN MTG CORP POOL #A9-5637 4.5% 12-01-2040 BEO	916,829	$939,892.58	$972,064.76
FEDERAL HOME LN MTG CORP POOL #A9-5825 4% 12-01-2040 BEO	1,092,666	$1,083,745.65	$1,147,668.87
FEDERAL HOME LN MTG CORP POOL #A96413 4%01-01-2041 BEO	468,464	$463,541.82	$492,045.92
FEDERAL HOME LN MTG CORP POOL #A96703 4%02-01-2041 BEO	660,389	$684,121.29	$693,631.21
FEDERAL HOME LN MTG CORP POOL #C01847 5.5% 06-01-2034 BEO	600,996	$581,651.33	$654,637.18
FEDERAL HOME LN MTG CORP POOL #C03027 6%09-01-2037 BEO	131,693	$132,021.97	$145,710.37
FEDERAL HOME LN MTG CORP POOL #C91296 5%04-01-2030 BEO	245,071	$256,712.33	$263,613.53
FEDERAL HOME LN MTG CORP POOL #G01548 7.5% 07-01-2032 BEO	397,334	$438,745.55	$475,251.87
FEDERAL HOME LN MTG CORP POOL #G01704 5.5% 07-01-2033 BEO	34,593	$33,527.85	$37,701.80
FEDERAL HOME LN MTG CORP POOL #G01895 5%07-01-2035 BEO	189,871	$187,735.04	$204,296.16
FEDERAL HOME LN MTG CORP POOL #G02186 5%05-01-2036 BEO	384,999	$373,749.40	$414,248.10
FEDERAL HOME LN MTG CORP POOL #G02308 5.5% 09-01-2036 BEO	283,613	$276,295.81	$308,438.52
FEDERAL HOME LN MTG CORP POOL #G03392 6%10-01-2037 BEO	407,423	$433,881.23	$448,911.17
FEDERAL HOME LN MTG CORP POOL #G04176 5.5% 05-01-2038 BEO	835,960	$889,317.56	$908,221.84
FEDERAL HOME LN MTG CORP POOL #G04334 5%04-01-2038 BEO	410,310	$424,877.84	$445,457.34
FEDERAL HOME LN MTG CORP POOL #G0-4836 5.5% 04-01-2038 BEO	1,349,012	$1,454,403.88	$1,465,623.62
FEDERAL HOME LN MTG CORP POOL #G0-5256 4% 03-01-2039 BEO	228,404	$236,576.44	$239,901.26
FEDERAL HOME LN MTG CORP POOL #G05903 5.5% 03-01-2040 BEO	754,565	$810,264.75	$825,685.98

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDERAL HOME LN MTG CORP POOL #G06742 5%09-01-2041 BEO	749,744	$808,786.21	$807,641.35
FEDERAL HOME LN MTG CORP POOL #G08263 5.5% 04-01-2038 BEO	5,816,303	$6,207,086.15	$6,319,076.17
FEDERAL HOME LN MTG CORP POOL #G08368 4.5% 10-01-2039 BEO	538,059	$544,280.01	$570,643.00
FEDERAL HOME LN MTG CORP POOL #G1-3826 4% 05-01-2025 BEO	274,532	$285,770.05	$288,207.60
FEDERAL HOME LN MTG CORP POOL #G1-8380 3.5% 03-01-2026 BEO	259,384	$259,860.03	$270,595.96
FEDERAL HOME LN MTG CORP POOL #J11208 5%11-01-2024 BEO	975,239	$1,028,267.36	$1,059,747.12
FEDERAL HOME LN MTG CORP POOL #J12073 4%04-01-2025 BEO	318,172	$321,838.81	$333,446.25
FEDERAL HOME LN MTG CORP POOL #J12793 3.5% 08-01-2025 BEO	311,504	$324,669.40	$324,968.56
FEDERAL NATL MTG ASSN GTD MTG POOL #AH0351 4.5% 02-01-2041 BEO	409,143	$418,284.92	$435,729.25
FEDERAL NATL MTG ASSN GTD MTG POOL #AH1111 4% 12-01-2040 BEO	1,925,990	$1,947,055.80	$2,025,047.81
FEDERAL NATL MTG ASSN GTD MTG POOL #AH3585 3.5% 01-01-2041 BEO	1,095,252	$1,124,001.96	$1,127,391.76
FEDERAL NATL MTG ASSN GTD MTG POOL #AH5836 5% 02-01-2041 BEO	580,603	$611,900.64	$631,292.61
FEDERAL NATL MTG ASSN GTD MTG POOL #AH6224 4.5% 03-01-2041 BEO	800,004	$841,254.08	$851,988.13
FEDERAL NATL MTG ASSN GTD MTG POOL #AI0038 4% 07-01-2041 BEO	218,551	$226,695.64	$229,859.89
FEDERAL NATL MTG ASSN GTD MTG POOL #AI0521 5.5% 04-01-2041 BEO	290,087	$311,299.20	$317,020.58
FEDERAL NATL MTG ASSN GTD MTG POOL #AI1163 4.5% DUE 04-01-2041 BEO	106,629	$110,327.37	$113,557.42
FEDERAL NATL MTG ASSN GTD MTG POOL #AI3445 3.5% 05-01-2026 BEO	352,919	$357,206.49	$369,390.86
FEDERAL NATL MTG ASSN GTD MTG POOL #AI9578 3.5% 09-01-2026 BEO	323,516	$336,127.76	$338,615.15
FHLB BD 2.625 09-13-2013	2,000,000	$2,097,220.00	$2,075,170.00
FHLMC GOLD A9-3990 4 09-01-2040	439,518	$455,931.54	$461,642.75
FHLMC GOLD A9-7043 4.5 02-01-2041	587,684	$598,519.75	$628,048.83
FHLMC GOLD C71284 6.5 03-01-2032	124,288	$127,395.14	$141,479.09
FHLMC GOLD G03323 6 08-01-2037	1,149,296	$1,224,650.64	$1,266,241.66
FHLMC GOLD G08372 4.5 11-01-2039	309,015	$322,220.24	$327,728.31
FHLMC GOLD G11690 4 02-01-2020	294,676	$279,482.16	$312,302.77
FHLMC GOLD G12033 4.5 12-01-2019	186,091	$177,076.92	$198,328.57
FHLMC GOLD G12034 4 06-01-2019	79,785	$74,349.91	$84,557.74
FHLMC GOLD G12080 4.5 10-01-2018	180,330	$170,919.32	$192,302.07
FHLMC GOLD G13174 5 06-01-2023	731,799	$776,049.91	$784,921.69
FHLMC GOLD Q00093 4 04-01-2041	194,554	$191,058.49	$204,378.22
FHLMC GOLD Q01536 5 06-01-2041	4,944,177	$5,388,380.73	$5,325,981.50
FHLMC GOLD SINGLE FAMILY 3 MAT 15 YEARS SETTLES JANUARY	700,000	$718,593.75	$722,531.60
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JANUARY	1,165,000	$1,207,185.74	$1,221,793.75
FHLMC MULTICLASS K013 CL A2 3.974 01-25-2021	135,000	$136,341.50	$148,427.78

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FHLMC MULTICLASS PREASSIGN 00568 04-25-2016	166,676	$167,183.98	$184,546.54
FHLMC MULTICLASS SER 2080 CL 2080-PJ 6.###-##-####	531,589	$553,327.68	$608,269.80
FHLMC MULTICLASS SER 2672 CL TE 5 03-15-2029	240,309	$235,765.60	$241,895.71
FHLMC POOL #G13644 5 07-01-2024	245,333	$258,663.10	$263,563.64
FHLMC POOL #G14335 3.5 09-01-2026	370,000	$383,585.94	$385,993.62
FHLMC PREASSIGN 00038 4.875 06-13-2018	1,200,000	$1,305,109.09	$1,445,905.20
FHLMC PREASSIGN 00050 2.5 04-23-2014	3,000,000	$3,135,414.00	$3,136,017.00
FING CORP PRIN FICO STRIPS PRINPMT ON9.817FIN CP DUE 11-30-2017 REG	4,511,000	$3,624,248.78	$4,101,432.78
FING CORP-FED BOOK ENTRY CPN FICO S SER D-INT BD ZCPN 03-26-2017	1,600,000	$1,328,640.00	$1,484,220.80
FING CORP-FED BOOK ENTRY PRIN FICO STRIPS 02-08-2018 REG	1,575,000	$1,392,473.25	$1,422,815.63
FISCAL YR 2005 SECU CORP N Y SPL OBL B 4.93 DUE 04-01-2020 BEOTAXABLE MUNIBOND	150,000	$161,191.50	$172,590.00
FISERV INC 3.125% DUE 06-15-2016	325,000	$324,805.00	$330,912.73
FNMA 05-02-2012	2,000,000	$1,999,115.11	$1,999,393.83
FNMA 1.5% NTS 26/06/2013 USD1000 1.5 06-26-2013	4,900,000	$5,003,497.80	$4,986,220.40
FNMA 1.625 10-26-2015	2,365,000	$2,427,483.30	$2,423,670.92
FNMA 30 YEAR PASS-THROUGHS 6% 30 YEARS SETTLES JANUARY	2,390,000	$2,609,581.25	$2,631,614.66
FNMA NOTES 1.3 07-16-2013/07-16-2012	2,300,000	$2,297,700.00	$2,311,161.90
FNMA POOL #254261 6.5% DUE 04-01-2017 REG	54,338	$55,747.88	$59,710.93
FNMA POOL #254485 7% DUE 11-01-2031 REG	16,674	$17,406.32	$19,404.83
FNMA POOL #254868 5% 09-01-2033 BEO	532,239	$558,434.79	$575,585.25
FNMA POOL #254918 4.5% 09-01-2033 BEO	450,531	$439,126.90	$480,791.77
FNMA POOL #255706 5.5% 05-01-2035 BEO	1,049,060	$1,130,034.70	$1,145,479.49
FNMA POOL #255900 6% 10-01-2035 BEO	111,237	$109,967.98	$123,025.05
FNMA POOL #323979 6.5% DUE 04-01-2029 REG	21,351	$22,029.79	$24,408.14
FNMA POOL #407591 6.5% DUE 12-01-2027 REG	58,206	$59,924.41	$66,538.70
FNMA POOL #535661 7.5% DUE 01-01-2031 REG	57,910	$61,022.24	$69,157.39
FNMA POOL #545278 7.5% DUE 11-01-2031 REG	13,146	$13,852.23	$15,701.29
FNMA POOL #545759 6.5% DUE 07-01-2032 REG	441,916	$452,981.93	$501,866.21
FNMA POOL #555967 5.5% 11-01-2033 BEO	452,459	$457,162.03	$494,609.54
FNMA POOL #655114 7.5% DUE 08-01-2032 REG	5,025	$5,312.56	$6,023.78
FNMA POOL #725611 5.5% 06-01-2034 BEO	430,255	$423,128.54	$470,337.14
FNMA POOL #735224 5.5% 02-01-2035 BEO	153,283	$153,986.16	$167,562.47
FNMA POOL #735288 5% 03-01-2035 BEO	4,068,015	$4,393,455.67	$4,399,321.74
FNMA POOL #735358 5.5% 02-01-2035 BEO	369,184	$360,646.23	$403,346.00

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #735382 5% 04-01-2035 BEO	502,075	$543,339.18	$542,964.88
FNMA POOL #735402 5% 04-01-2035 BEO	10,098,292	$10,886,383.70	$10,920,716.72
FNMA POOL #735403 5% 04-01-2035 BEO	1,057,120	$1,049,191.45	$1,143,213.79
FNMA POOL #735494 4.5% 03-01-2020 BEO	4,609,448	$4,932,829.92	$4,935,585.23
FNMA POOL #735591 5% DUE 06-01-2035 REG	7,531,169	$8,139,312.58	$8,144,522.56
FNMA POOL #735667 5% 07-01-2035 BEO	1,767,913	$1,897,443.74	$1,911,895.00
FNMA POOL #735676 5% 07-01-2035 BEO	2,427,540	$2,622,502.14	$2,625,244.05
FNMA POOL #735871 5.5% 07-01-2035 BEO	273,201	$273,926.98	$298,481.97
FNMA POOL #735893 5% 10-01-2035 BEO	2,179,989	$2,337,697.51	$2,356,849.25
FNMA POOL #740228 5.5% 09-01-2033 BEO	434,800	$438,910.17	$481,148.77
FNMA POOL #745274 5.5% 01-01-2036 BEO	666,409	$704,414.64	$727,658.13
FNMA POOL #745428 5.5% 01-01-2036 BEO	186,170	$199,842.15	$203,281.19
FNMA POOL #745932 6.5% 11-01-2036 BEO	161,861	$181,638.92	$181,796.33
FNMA POOL #759385 ADJ RT DUE 01-01-2034 BEO	576,918	$586,772.24	$607,835.10
FNMA POOL #771060 6.5% 02-01-2033 BEO	928,809	$1,020,528.70	$1,056,552.54
FNMA POOL #829028 4.5% 07-01-2020 BEO	238,307	$225,870.05	$254,869.97
FNMA POOL #880993 6% 01-01-2022 BEO	424,827	$460,500.71	$462,912.77
FNMA POOL #881220 6% 03-01-2030 BEO	890,279	$956,632.90	$996,309.75
FNMA POOL #888104 5% 05-01-2021 BEO	146,134	$154,924.96	$157,861.05
FNMA POOL #888211 7% DUE 08-01-2036 BEO	236,737	$246,280.91	$278,397.29
FNMA POOL #888475 6% 07-01-2037 BEO	206,948	$220,128.96	$228,103.14
FNMA POOL #888566 5.5% 01-01-2037 BEO	828,076	$873,312.12	$904,184.26
FNMA POOL #888992 6.5% DUE 11-01-2037 REG	181,671	$186,653.14	$203,364.73
FNMA POOL #889729 5.5% 07-01-2038 BEO	588,342	$638,259.13	$641,129.80
FNMA POOL #889929 5.5% 08-01-2037 BEO	209,388	$227,644.10	$228,894.67
FNMA POOL #889982 5.5% 11-01-2038 BEO	1,041,102	$1,130,246.62	$1,134,513.06
FNMA POOL #909207 6.5% 07-01-2023 BEO	843,860	$936,231.21	$935,951.90
FNMA POOL #922228 6.5% DUE 12-01-2036 REG	155,847	$159,210.09	$175,495.52
FNMA POOL #930940 5% 04-01-2039 BEO	393,055	$407,192.11	$432,558.52
FNMA POOL #931252 4% 05-01-2024 BEO	296,471	$309,337.38	$312,768.60
FNMA POOL #937666 6% DUE 06-01-2037 REG	377,966	$373,300.25	$422,153.71
FNMA POOL #953744 6.5% DUE 11-01-2037 REG	253,334	$262,972.66	$283,584.70
FNMA POOL #955005 6% 09-01-2037 BEO	168,513	$168,446.77	$185,738.46
FNMA POOL #995364 6% 10-01-2038 BEO	659,764	$701,784.55	$730,711.40

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #995838 5.5% 05-01-2039 BEO	1,379,966	$1,498,340.96	$1,503,780.44
FNMA POOL #AA3064 4% 06-01-2024 BEO	346,083	$348,624.07	$365,107.38
FNMA POOL #AA4415 5% 03-01-2039 BEO	505,129	$523,247.10	$550,782.47
FNMA POOL #AA9188 5% 08-01-2039 BEO	811,340	$843,793.96	$887,559.27
FNMA POOL #AA9357 4.5% 08-01-2039 BEO	480,095	$482,908.15	$511,291.69
FNMA POOL #AA9757 6% 07-01-2039 BEO	267,699	$292,586.87	$300,504.67
FNMA POOL #AB1251 5% 07-01-2040 BEO	673,502	$714,438.50	$728,353.57
FNMA POOL #AB1475 4.5% 09-01-2040 BEO	308,452	$321,995.19	$328,495.42
FNMA POOL #AB2083 4% 01-01-2041 BEO	1,011,274	$1,023,203.89	$1,063,285.85
FNMA POOL #AB2172 4% 02-01-2041 BEO	1,324,996	$1,339,798.97	$1,397,076.08
FNMA POOL #AC0543 4.5% 09-01-2024 BEO	393,680	$408,756.52	$419,811.66
FNMA POOL #AC0771 4.5% 09-01-2039 BEO	447,555	$452,421.03	$476,636.94
FNMA POOL #AC1533 4.5% 09-01-2039 BEO	608,571	$615,187.47	$648,115.50
FNMA POOL #AC1619 5.5% 08-01-2039 BEO	454,458	$479,524.49	$500,062.26
FNMA POOL #AC1915 4% 09-01-2039 BEO	133,301	$130,463.05	$140,156.85
FNMA POOL #AC3295 5% 10-01-2024 BEO	504,862	$537,915.15	$550,504.00
FNMA POOL #AD0110 5.5% 04-01-2036 BEO	3,070,253	$3,276,535.25	$3,378,346.37
FNMA POOL #AD4384 5.5% 05-01-2040 BEO	449,674	$484,453.78	$490,020.41
FNMA POOL #AD4775 4% 03-01-2025 BEO	179,552	$184,131.76	$189,422.11
FNMA POOL #AD4941 6% 06-01-2040 BEO	165,965	$180,123.92	$182,826.73
FNMA POOL #AD5097 3.5% 11-01-2025 BEO	364,289	$366,338.23	$381,291.59
FNMA POOL #AD5541 5% 05-01-2030 BEO	200,261	$210,179.67	$216,444.96
FNMA POOL #AD5542 5% 05-01-2030 BEO	184,082	$193,296.15	$198,959.04
FNMA POOL #AD7112 5.5% 07-01-2040 BEO	750,032	$810,503.07	$817,326.87
FNMA POOL #AD8676 5% 07-01-2040 BEO	1,697,056	$1,794,106.52	$1,856,480.96
FNMA POOL #AD9321 5% 08-01-2040 BEO	2,512,002	$2,668,609.33	$2,731,497.92
FNMA POOL #AD9483 5% 07-01-2040 BEO	104,262	$109,474.64	$112,752.84
FNMA POOL #AD9816 4% 07-01-2025 BEO	141,950	$147,477.78	$149,752.76
FNMA POOL #AE0178 6% 08-01-2024 BEO	356,259	$389,435.61	$388,086.46
FNMA POOL #AE0828 3.5% 02-01-2041 BEO	259,305	$266,334.68	$266,914.38
FNMA POOL #AE0949 4% 02-01-2041 BEO	968,633	$996,757.51	$1,018,451.50
FNMA POOL #AE4273 5% 09-01-2040 BEO	2,457,659	$2,618,943.16	$2,682,392.54
FNMA POOL #AE5188 4.5% 09-01-2040 BEO	248,874	$261,939.47	$267,145.15
FNMA POOL #AE7582 4.5% 11-01-2040 BEO	137,828	$140,800.33	$146,784.50

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #AE8722 4% 11-01-2040 BEO	649,499	$669,669.34	$682,904.40
FNMA POOL #AE8852 4.5% 12-01-2040 BEO	2,751,421	$2,825,365.94	$2,953,422.59
FNMA POOL #MA0193 5.5% 08-01-2024 BEO	1,538,546	$1,634,945.46	$1,670,425.46
FNMA POOL #MA0321 5.5% 01-01-2030 BEO	376,674	$408,437.08	$410,116.89
FNMA POOL #MA0722 4.5% 05-01-2041 BEO	295,985	$301,256.93	$315,217.79
FNMA PREASSIGN 00527 5 03-15-2016	1,900,000	$2,203,430.00	$2,214,115.60
FNMA PREASSIGN 00755 5.5 02-25-2030/01-25-2012	11,687	$11,634.72	$11,681.05
FNMA REMIC 5 05-25-2035	124,145	$121,701.19	$139,336.85
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	585,000	$594,140.63	$601,636.23
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	9,340,000	$9,699,581.65	$9,811,380.46
FNMA SINGLE FAMILY MTG 3 15 YEARS SETTLES JAN	1,500,000	$1,541,250.00	$1,548,984.00
FORD CR FLOORPLAN 2.24% DUE 02-15-2016	425,000	$424,980.54	$430,655.90
FRANCE TELECOM SA 2.75% DUE 09-14-2016	640,000	$636,595.20	$641,724.80
FUT MAR 12 10 YR T-NOTES	(10)	($1,303,343.75)	($1,311,250.00)
FUT MAR 12 5 YR T NOTE	(191)	($23,401,984.37)	($23,542,242.28)
FUT MAR 12 CBT UL T-BONDS	49	$7,718,921.43	$7,849,187.50
FUT MAR 12 U.S. T-BONDS	(100)	($14,342,164.05)	($14,481,250.00)
FUT MAR 12 US 2YR T-NOTE	(72)	($15,869,968.74)	($15,879,375.08)
GE GLOBAL INS HLDG 6.45% DUE 03-01-2019	235,000	$247,833.49	$263,173.68
GEN ELEC CAP CORP 2.8% DUE 01-08-2013	900,000	$904,752.00	$917,100.00
GEN ELEC CAP CORP 5.3% DUE 02-11-2021	790,000	$827,679.30	$844,472.08
GEN ELEC CAP CORP 5.875% DUE 01-14-2038	920,000	$934,314.65	$974,820.04
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00575 5.45 DUE 01-15-2013	740,000	$805,430.80	$774,233.88
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00838 2.1 DUE 01-07-2014	1,500,000	$1,524,390.00	$1,522,455.00
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	585,000	$588,279.25	$610,545.20
GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 4.375% DUE 09-16-2020	295,000	$284,642.55	$301,456.08
GENERAL ELEC CAP CORP MTN BOOK ENTRY TRANCHE # TR 00842 VAR RT DUE 04-07-2014	460,000	$460,000.00	$449,583.76
GENERAL ELEC CO 5.25% DUE 12-06-2017	220,000	$222,045.41	$252,507.64
GENZYME CORP 3.625 DUE 06-15-2015	185,000	$196,088.90	$197,524.32
GILEAD SCIENCES 4.4% DUE 12-01-2021	250,000	$249,425.00	$264,673.00
GILEAD SCIENCES 4.5% DUE 04-01-2021	260,000	$266,559.80	$275,661.62
GLAXOSMITHKLINE 5.65% DUE 05-15-2018	500,000	$503,935.00	$601,803.50
GNMA I SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	1,600,000	$1,710,250.00	$1,716,249.60
GNMA II JUMBOS 4% 30 YEARS SETTLES JANUARY	400,000	$426,687.50	$427,812.40

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
GNMA II JUMBOS 5% 30 YEARS SETTLES JANUARY	1,900,000	$2,098,312.50	$2,100,687.50
GNMA POOL #003624 5.5% 10-20-2034 BEO	548,337	$526,317.52	$618,883.47
GNMA POOL #004222 6% 08-20-2038 BEO	32,079	$32,334.98	$36,265.67
GNMA POOL #004833 4% 10-20-2040 BEO	281,962	$282,754.60	$302,130.58
GNMA POOL #004834 4.5% 10-20-2040 BEO	311,139	$322,807.05	$340,250.14
GNMA POOL #004853 4% 11-20-2040 BEO	258,316	$264,854.42	$276,793.40
GNMA POOL #004855 5% 11-20-2040 BEO	208,528	$221,227.56	$230,827.90
GNMA POOL #004977 4% 03-20-2041 BEO	477,686	$477,517.96	$511,855.25
GNMA POOL #005018 5% 04-20-2041 BEO	615,502	$676,677.77	$681,322.34
GNMA POOL #005114 4% 07-20-2041 BEO	303,917	$308,831.87	$325,656.45
GNMA POOL #592128 SER 2032 7% DUE 11-15-2032 REG	5,177	$5,510.09	$6,071.49
GNMA POOL #596796 SER 2032 7% DUE 12-15-2032 REG	13,625	$14,502.19	$15,979.81
GNMA POOL #657162 SER 2037 6% DUE 07-15-2037 REG	67,418	$67,075.69	$76,431.01
GNMA POOL #658058 6% 08-15-2036 BEO	192,513	$198,679.55	$218,430.19
GNMA POOL #671023 6% 08-15-2037 BEO	147,905	$147,667.85	$167,677.81
GNMA POOL #674084 5% 05-15-2038 BEO	214,075	$221,902.56	$237,362.77
GNMA POOL #680587 5.5% 08-15-2040 BEO	796,684	$861,414.45	$894,899.87
GNMA POOL #689858 6% 09-15-2038 BEO	189,515	$192,387.40	$214,791.63
GNMA POOL #693518 5.5% 07-15-2038 BEO	208,867	$212,538.47	$237,161.98
GNMA POOL #698091 4.5% 04-15-2039 BEO	276,037	$280,091.58	$301,717.28
GNMA POOL #699277 SER 2038 6% DUE 09-15-2038 BEO	58,506	$58,523.90	$66,308.80
GNMA POOL #706848 5.5% 05-15-2040 BEO	1,258,374	$1,360,616.92	$1,432,383.27
GNMA POOL #706849 5.5% 05-15-2040 BEO	2,696,197	$2,915,262.90	$3,069,029.70
GNMA POOL #712972 4.5% 04-15-2039 BEO	563,940	$571,980.43	$616,403.78
GNMA POOL #714109 SER 2039 4.5% DUE 08-15-2039 REG	393,265	$396,275.80	$429,850.68
GNMA POOL #717182 4.5% 06-15-2039 BEO	190,426	$192,136.53	$208,141.16
GNMA POOL #719222 4.5% 07-15-2040 BEO	1,785,578	$1,891,038.63	$1,955,040.00
GNMA POOL #721767 4.5% 08-15-2040 BEO	949,936	$1,003,037.41	$1,040,090.16
GNMA POOL #726323 SER 2039 5% DUE 09-15-2039 REG	139,642	$145,576.48	$155,486.69
GNMA POOL #733737 4.5% 06-15-2040 BEO	1,322,040	$1,356,950.36	$1,442,139.67
GNMA POOL #736632 5.5% 10-15-2032 BEO	658,617	$710,483.41	$744,958.07
GNMA POOL #736633 5.5% 02-15-2029 BEO	888,933	$958,936.48	$1,006,762.88
GNMA POOL #737188 4.5% 04-15-2040 BEO	583,623	$588,274.18	$636,642.12
GNMA POOL #740958 5.5% 06-15-2040 BEO	427,652	$462,616.16	$480,373.62

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
GNMA POOL #743760 4.5% 10-15-2040 BEO	566,185	$595,776.89	$617,619.38
GNMA POOL #751018 4% 09-15-2040 BEO	363,106	$378,310.78	$390,100.48
GNMA POOL #752047 3.5% 11-15-2025 BEO	365,981	$388,854.82	$391,639.94
GNMA POOL #781232 6.5% 12-15-2023 BEO	195,058	$222,884.65	$221,594.28
GNMA POOL #782131 5.5% 12-15-2036 BEO	199,688	$204,609.87	$225,044.05
GNMAII POOL #003151 SER 2031 7% DUE 10-20-2031 REG	45,990	$48,368.36	$53,800.66
GNMAII POOL #003229 SER 2032 7% DUE 04-20-2032 REG	20,344	$21,374.47	$23,777.56
GNMAII POOL #003240 SER 2032 7% DUE 05-20-2032 REG	18,993	$19,955.03	$22,181.59
GNMAII POOL #003599 SER 2034 6.5% DUE 08-20-2034 REG	49,579	$50,794.86	$56,686.95
GNMAII POOL #003774 SER 2035 5.5 DUE 10-20-2035 REG	271,688	$267,655.58	$306,388.24
GNMAII POOL #004696 SER 2040 4.5% DUE 05-20-2040 REG	485,209	$496,732.23	$530,605.60
GOLD FIELDS OROGEN 4.875% DUE 10-07-2020	250,000	$248,242.50	$220,735.25
GOLDMAN SACHS 5.15% DUE 01-15-2014	125,000	$131,768.53	$127,379.13
GOLDMAN SACHS 5.25% DUE 07-27-2021	1,560,000	$1,564,933.50	$1,521,842.40
GOLDMAN SACHS GROUP INC MTN 7.5% DUE 02-15-2019	1,160,000	$1,362,350.40	$1,281,114.44
GOOGLE INC 1.25 DUE 05-19-2014	300,000	$299,931.00	$304,514.40
GTE CORP 6.84% DUE 04-15-2018	350,000	$396,249.00	$419,235.95
GTE CORP 8.75% DUE 11-01-2021	310,000	$409,234.10	$434,098.27
HARSCO CORP 2.7% DUE 10-15-2015	210,000	$209,798.40	$216,578.88
HARTFORD FINL SVCS 5.5% DUE 10-15-2016	195,000	$210,763.80	$202,541.82
HEALTHCARE RLTY TR 6.5% DUE 01-17-2017	755,000	$822,814.10	$810,822.44
HESS CORP NT 8.125 DUE 02-15-2019 REG	225,000	$282,487.50	$288,824.18
HEWLETT PACKARD CO 4.375% DUE 09-15-2021	890,000	$888,362.40	$918,518.27
HRPT PPTYS TR 5.75% DUE 11-01-2015	25,000	$24,924.75	$26,095.83
HRPT PPTYS TR 6.25% DUE 08-15-2016	170,000	$162,492.80	$180,241.65
HSBC BANK USA NA 4.875 DUE 08-24-2020 BEO	1,200,000	$1,256,520.00	$1,113,523.20
HSBC BK USA N A 4.625% DUE 04-01-2014	950,000	$998,687.50	$970,701.45
HSBC FIN CORP 6.676% DUE 01-15-2021	1,205,000	$1,217,941.70	$1,246,448.39
HSBC HLDGS PLC 6.8% DUE 06-01-2038	110,000	$116,042.30	$113,932.06
HYUNDAI AUTO 1.63% DUE 03-15-2017	1,000,000	$1,010,000.00	$1,013,121.00
ILLINOIS ST TAXABLE 4.421% DUE 01-01-2015 BEO TAXABLE N/C	190,000	$190,000.00	$197,641.80
INTEL CORP 3.3 DUE 10-01-2021	1,280,000	$1,276,953.60	$1,348,389.13
INTL BUSINESS MACH CORP 8.375 NT DUE 11-1-2019 REG	245,000	$323,843.45	$347,502.12
INTL PAPER CO 4.75% DUE 02-15-2022	270,000	$271,752.70	$286,997.04

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
INTL PAPER CO 7.95% DUE 06-15-2018	245,000	$282,068.50	$298,221.11
JERSEY CENT PWR & 7.35% DUE 02-01-2019	105,000	$104,866.65	$131,837.37
JPMORGAN CHASE & 3.15% DUE 07-05-2016	475,000	$473,860.00	$477,223.00
JPMORGAN CHASE & 3.7% DUE 01-20-2015	75,000	$77,017.50	$77,760.38
JPMORGAN CHASE & 4.35% DUE 08-15-2021	485,000	$482,672.00	$489,804.90
JPMORGAN CHASE & 4.4% DUE 07-22-2020	530,000	$528,436.50	$541,244.48
JPMORGAN CHASE & 6.3% DUE 04-23-2019	1,600,000	$1,768,769.13	$1,812,217.60
JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	420,000	$413,574.25	$468,585.18
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15-2014 REG	125,000	$124,690.00	$131,787.63
JPMORGAN CHASE BK N A NY N Y FORME 6 DUE10-01-2017	2,150,000	$2,387,117.87	$2,312,765.75
KIMBERLY CLARK 6.125% DUE 08-01-2017	275,000	$324,981.25	$336,377.25
KINDER MORGAN 5.3% DUE 09-15-2020	280,000	$285,096.00	$304,932.32
KINDER MORGAN 5.95% DUE 02-15-2018	200,000	$195,579.29	$228,488.80
KINDER MORGAN 6.85% DUE 02-15-2020	400,000	$446,676.00	$470,329.60
KOREA REP NT 4.25% DUE 06-01-2013 REG	265,000	$280,285.20	$273,981.38
KRAFT FOODS INC 6% DUE 02-11-2013	230,000	$255,051.60	$242,313.97
KRAFT FOODS INC 6.5% DUE 08-11-2017	1,550,000	$1,804,913.00	$1,843,827.30
LIAB: WRAPPER FOR SYNTHETIC CONTRACTS	1	$0.00	($35,300,799.87)
LINCOLN NATL CORP 5.65% DUE 08-27-2012	515,000	$551,879.15	$525,375.71
LOCKHEED MARTIN 2.125% DUE 09-15-2016	145,000	$144,889.80	$145,236.79
LOCKHEED MARTIN 3.35 DUE 09-15-2021	660,000	$658,218.00	$656,566.68
LORILLARD TOB CO 8.125% DUE 06-23-2019	115,000	$126,455.15	$136,987.77
LOWES COS INC 3.8 DUE 11-15-2021	670,000	$669,510.90	$703,445.06
MACK-CALI RLTY L P 5.125% DUE 01-15-2015	125,000	$124,231.25	$131,128.75
MACK-CALI RLTY L P 5.25% DUE 01-15-2012	350,000	$347,620.00	$350,260.40
MAGELLAN MIDSTREAM 6.55% DUE 07-15-2019	450,000	$485,532.00	$532,233.00
MARATHON PETE CORP 3.5% DUE 03-01-2016	145,000	$144,988.40	$147,594.34
MBNA CORP SR MEDIUM TERM NTS BEO TRANCHE# SR 00056 6.125 DUE 03-01-2013	1,280,000	$1,376,244.80	$1,285,171.20
MERRILL LYNCH & CO 6.05% DUE 05-16-2016	285,000	$282,055.95	$268,629.32
MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	405,000	$426,242.88	$399,305.30
MET LIFE GLOBAL FDG I MEDIUM TE TRANCHE # TR 00048 2.875 DUE 09-17-2012	365,000	$371,489.70	$369,771.28
METLIFE INC 4.75 DUE 02-08-2021 REG	140,000	$148,381.80	$151,451.02
METLIFE INC 5% DUE 06-15-2015	545,000	$543,523.05	$593,719.19
MICROSOFT CORP 5.3% DUE 02-08-2041	110,000	$137,249.20	$139,258.24

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MIDAMERICAN ENERGY 5.3% DUE 03-15-2018	300,000	$351,237.00	$350,317.80
MORGAN STANLEY 3.8% DUE 04-29-2016	60,000	$59,940.60	$55,278.84
MORGAN STANLEY 5.5% DUE 01-26-2020	350,000	$354,693.50	$318,596.25
MORGAN STANLEY 5.5% DUE 07-28-2021	580,000	$587,154.40	$536,288.31
MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	1,260,000	$1,328,090.40	$1,200,447.36
MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 5.625 DUE 09-23-2019	220,000	$228,091.60	$203,737.38
MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	210,000	$218,337.00	$202,610.73
MORGAN STANLEY MTN 6% DUE 04-28-2015	500,000	$541,735.00	$500,870.00
NABISCO INC 7.55% DUE 06-15-2015	355,000	$426,631.90	$419,814.13
NATL CY BK CLEV OH MEDIUM T TRANCHE # SB00007 5.8 DUE 06-07-2017	70,000	$77,701.40	$77,062.16
NBCUNIVERSAL MEDIA LLC SR NT 4.375 4-1-2021	195,000	$201,865.95	$205,792.47
NCUA GTD NTS MASTER TR GTD NT 2011-M1 CLA2 1.39999997616% DUE 06-12-2015 REG	160,000	$159,777.60	$162,078.40
NCUA GTD NTS MASTER TR GTD NT 2011-M1 CLA3 2.34999990463% DUE 06-12-2017 REG	490,000	$489,647.20	$506,552.20
NCUA GTD NTS MASTER TR GTD NT 2011-M1 CLA4 3% DUE 06-12-2019 REG	315,000	$314,666.10	$335,251.35
NCUA GTD NTS MASTER TR GTD NT 2011-M1 CLA5 3.45% DUE 06-12-2021 REG	860,000	$856,904.00	$926,366.20
NCUA GTD NTS TR 2010-C1 GTD NT CL A-2 2.9 DUE 10-29-2020 REG	405,000	$401,350.78	$427,603.86
NCUA GTD NTS TR 2010-C1 GTD NT CL A-PT 2.65% DUE 10-29-2020 REG	1,901,417	$1,900,963.08	$1,987,243.04
NEVADA PWR CO 6.5% DUE 08-01-2018	170,000	$169,444.10	$205,001.64
NEVADA PWR CO 7.125% DUE 03-15-2019	140,000	$139,844.60	$174,831.58
NEW YORK LIFE INS 6.75% DUE 11-15-2039	260,000	$337,937.60	$332,005.96
NEWS AMER INC 5.3 DUE 12-15-2014	375,000	$426,371.25	$408,420.00
NEWS AMER INC 6.65% DUE 11-15-2037	765,000	$833,406.30	$866,693.75
NEWS AMER INC SR NT 4.5 2-15-2021	165,000	$163,356.90	$173,003.99
NISOURCE FIN CORP 6.125% DUE 03-01-2022	300,000	$311,874.00	$345,378.90
NISOURCE FIN CORP 6.8% DUE 01-15-2019	80,000	$79,779.20	$93,699.68
NORDEA 1.875% DUE 04-07-2014	1,195,000	$1,191,152.10	$1,196,080.28
NORTHROP GRUMMAN 1.85% DUE 11-15-2015	1,050,000	$1,008,157.50	$1,044,627.15
NT 7.125% DUE 04-16-2019 REG	285,000	$338,381.40	$355,611.03
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	16,423,893	$16,423,892.97	$16,423,892.97
ONCOR ELEC 5% DUE 09-30-2017	415,000	$445,552.30	$458,717.35
ONEOK PARTNERS L P 5.9% DUE 04-01-2012	750,000	$762,270.00	$758,274.00
ONTARIO PROV CDA BD DTD 05/10/2011 2.3% DUE 05-10-2016 REG	505,000	$504,418.85	$520,050.52
PAC GAS & ELEC CO 8.25% DUE 10-15-2018	775,000	$1,004,547.25	$1,021,618.18
PACIFICORP 5.45% DUE 09-15-2013	1,500,000	$1,642,620.00	$1,605,417.00

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PANHANDLE EASTN 6.2% DUE 11-01-2017	250,000	$255,340.63	$284,458.25
Pending trade purchases: United States dollar	—	($25,039,238.04)	($25,039,238.04)
Pending trade sales: United States dollar	—	$4,744,019.04	$4,744,019.04
PETROBRAS INTL FIN 3.875% DUE 01-27-2016	500,000	$509,280.00	$515,105.50
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	435,000	$434,134.35	$457,011.44
PHILIP MORRIS INTL 5.65% DUE 05-16-2018	355,000	$398,079.95	$419,902.17
PITNEY BOWES INC GLOBAL MEDIUM TERM NTS TRANCHE # TR 00002 5.25 DUE 01-15-2037	80,000	$82,840.00	$81,524.88
PLAINS ALL AMERN 3.95% DUE 09-15-2015	280,000	$294,480.80	$296,502.64
PLAINS ALL AMERN 5.75% DUE 01-15-2020	450,000	$493,681.50	$502,221.15
PNC FDG CORP 2.7% DUE 09-19-2016	560,000	$559,322.40	$570,066.00
PNC FDG CORP 5.25% DUE 11-15-2015	1,155,000	$1,258,429.04	$1,256,229.98
PNC FDG CORP 5.4% DUE 06-10-2014	300,000	$301,041.00	$328,069.80
PNC FDG CORP 5.625% DUE 02-01-2017	160,000	$174,347.08	$174,220.00
PRIN FINL GROUP 7.875% DUE 05-15-2014	515,000	$607,782.40	$574,203.37
PROGRESS ENERGY 6.85% DUE 04-15-2012	300,000	$326,241.00	$305,078.40
PRUDENTIAL FINL INC DTD 06-21-2010 5.37506-21-2020	835,000	$879,739.15	$893,642.89
PSE&G TRANSITION 6.75% DUE 06-15-2016	725,000	$838,536.13	$812,072.50
PSE&G TRANSITION FDG LLC 2001-1 TRANSITION BD CL A-8 6.89 DUE 12-15-2017	695,000	$829,927.73	$825,849.04
PSEG PWR LLC 2.75% DUE 09-15-2016	75,000	$74,809.50	$75,367.35
PVTPL ABB TREAS CTR USA INC NT 144A 2.5%DUE 06-15-2016 BEO	1,310,000	$1,301,720.80	$1,317,245.61
PVTPL ARISTOTLE HLDG INC SR NT 144A 3.5%DUE 11-15-2016 BEO	440,000	$439,881.20	$448,120.20
PVTPL BAE SYS HLDGS INC GTD NT 144A 4.95% DUE 06-01-2014 BEO	235,000	$234,527.65	$248,341.89
PVTPL BAE SYS PLC NT 144A 4.75% DUE 10-11-2021 BEO	1,120,000	$1,118,857.60	$1,139,824.00
PVTPL BANK MONTREAL QUE BANK OF MONTREAL2.85 DUE 06-09-2015	290,000	$302,271.30	$300,601.53
PVTPL BG ENERGY CAP PLC GTD NT 144A 4% DUE 10-15-2021 BEO	560,000	$555,576.00	$577,230.08
PVTPL BG ENERGY CAP PLC GTD NT 2.5% DUE 12-09-2015 BEO	205,000	$203,624.45	$208,558.39
PVTPL CDN IMPERIAL BK COMM TORONTO ONT GTD COVERED BD 144A 2.6 DUE 07-02-2015	425,000	$440,361.80	$439,556.68
PVTPL CIT EQUIP COLL 2010-VT1 RECEIVBKD NT CL A-3 TALF 2.41 DUE 5-15-2013	616,764	$628,376.96	$619,100.13
PVTPL CITIBANK OMNI MASTER TR 2009-A14 NT TALF 144A VAR RT DUE 08-15-2018 BEO	555,000	$587,258.20	$582,198.33
PVTPL CITIFIN AUTO ISSUANCE TR 2009-1 NTCL A-4 TALF 144A 3.15 DUE 08-15-2016	1,200,000	$1,250,906.25	$1,223,731.20
PVTPL CMO AMERN TOWER TR I 5.4197 DUE 04-15-2037 BEO	500,000	$547,656.25	$529,921.50
PVTPL CMO DBUBS 2011-LC1 MTG TR MTG PSTHR CTF CL A-1 144A 3.742 11-10-46 BEO	849,995	$861,009.17	$890,252.94
PVTPL CMO DBUBS 2011-LC2 MTG TR CL A-2 3.386% DUE 07-10-2044 BEO	490,000	$494,899.02	$506,888.34
PVTPL CMO FDIC COML MTG TR 2011-C1 MTG CTF CL A 144A VAR RT DUE 04-25-31	396,075	$396,074.72	$399,811.68

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PVTPL FINANCIERE CDP INC SR NT 144A 3C7 3% DUE 11-25-2014 BEO	825,000	$840,435.75	$857,930.70
PVTPL HUTCHISON WHAMPOA INTL 03/13 LTD GTD NT 144A 6.5% DUE 02-13-2013 BEO	1,600,000	$1,740,368.00	$1,672,155.20
PVTPL KINROSS GOLD CORP SR NT 144A 3.625% DUE 09-01-2016 BEO	175,000	$174,291.25	$170,499.70
PVTPL MACQUARIE BK LTD SUB MEDIUM TERM NTS TRANCHE # TR 00001 6.625 4-7-2021	70,000	$69,863.50	$64,536.99
PVTPL MASS MUT LIFE INS CO SURP NT 144A 8.875 DUE 06-01-2039 BEO	785,000	$1,057,756.10	$1,148,265.03
PVTPL MET LIFE GLOBAL FDG I MTN TRANCHE # TR 00001 2.5 DUE 01-11-2013 BEO	1,200,000	$1,224,036.00	$1,214,538.00
PVTPL MET LIFE GLOBAL FDG I MTN TRANCHE # TR 00045 5.125 DUE 06-10-2014 BEO	1,025,000	$1,117,834.25	$1,103,646.20
PVTPL NATL CY BK CLEV OH MEDIUM T MTN 144A 5.25 DUE 12-15-2016 BEO	500,000	$385,000.00	$537,822.50
PVTPL PETRONAS CAP LTD USD GTD NT 144A 7% DUE 05-22-2012 BEO	700,000	$772,639.00	$715,050.70
PVTPL ROCHE HLDGS INC GTD NT 144A 5 DUE 03-01-2014 BEO	260,000	$286,293.80	$281,268.78
PVTPL SCHLUMBERGER INVT SA PP CORP BOND 1.95% DUE 09-14-2016 BEO	515,000	$514,098.75	$521,060.01
PVTPL SPAREBANK 1 BOLIGKREDITT 144A 1.25DEB 10-25-2013 USD	475,000	$468,918.58	$471,619.90
PVTPL SR NT 144A 8.25 DUE 06-15-2019 BEO	55,000	$69,973.20	$69,628.46
PVTPL SWEDBANK MTG AB PUBL 144A 2.125 DUE 08-31-2016	340,000	$339,405.00	$334,598.08
PVTPL TORONTO DOMINION BK ONT GTD COVERED BD 144A 1.625 DUE 09-14-2016 BEO	1,730,000	$1,728,840.90	$1,707,228.01
PVTPL XYLEM INC SR NT 144A 3.55% DUE 09-20-2016 BEO	60,000	$59,885.40	$61,869.66
QUEBEC PROV CDA 3.5% DUE 07-29-2020	155,000	$154,390.85	$165,985.01
QUEBEC PROV CDA NT 4.6% DUE 05-26-2015 BEO	295,000	$303,351.70	$328,281.90
REGENCY CTRS L P 5.25% DUE 08-01-2015	43,000	$43,029.24	$45,822.56
REGENCY CTRS L P 5.875% DUE 06-15-2017	70,000	$69,668.90	$76,229.72
REPUBLIC SVCS INC 3.8% DUE 05-15-2018	125,000	$124,961.25	$129,480.63
RIO TINTO FIN USA 3.75% DUE 09-20-2021	485,000	$483,758.40	$508,213.07
RIO TINTO FIN USA 9% DUE 05-01-2019	245,000	$305,503.15	$334,368.90
ROWAN COS INC 7.875% DUE 08-01-2019	160,000	$158,945.60	$187,567.68
ROYAL BK CDA 2.3% DUE 07-20-2016	570,000	$569,652.30	$579,430.08
RSB BONDCO LLC 5.82% DUE 06-28-2019	495,000	$569,636.72	$593,318.88
SAFEWAY INC 6.35% DUE 08-15-2017	275,000	$317,196.00	$311,802.43
SANOFI-AVENTIS 2.625 DUE 03-29-2016	560,000	$557,138.40	$583,927.12
SEARIVER MARITIME FINL HLDGS INC GTD DEFD INT DEB DUE 09-01-2012 REG	135,000	$131,827.50	$134,038.80
SHELL INTL FIN B V 3.1% DUE 06-28-2015	45,000	$46,003.50	$48,246.30
SIMON PPTY GROUP L 5.65% DUE 02-01-2020	260,000	$273,178.93	$297,975.08
SLM CORP MEDIUM 5.375% DUE 05-15-2014	40,000	$38,571.60	$40,028.04
SOUTHERN CO 2.375% DUE 09-15-2015	1,060,000	$1,059,798.60	$1,085,981.66
SOUTHERN PWR CO 4.875% DUE 07-15-2015	240,000	$230,556.48	$262,650.24

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SOUTHN CAL EDISON 4.65% DUE 04-01-2015	130,000	$129,555.40	$143,611.91
SOUTHN CAL PUB PWR AUTH PWR PROJ REV TAXABLE-REF VERDE-B 6.93 DUE 5-15-2017	690,000	$842,496.90	$871,601.10
STADSHYPOTEK AB 1.45% DUE 09-30-2013	815,000	$812,458.75	$813,568.86
STAPLES INC 9.75% DUE 01-15-2014	240,000	$277,545.25	$274,433.28
STATOILHYDRO ASA 5.25 DUE 04-15-2019	280,000	$293,946.80	$324,028.88
STRYKER CORP 2% DUE 09-30-2016	280,000	$279,479.20	$286,532.96
SVENSKA HANDELSBANKEN AB MEDIUM TERM SR TRANCHE # TR 00001 4.875 DUE 06-10-2014	300,000	$299,184.00	$312,153.30
SWEDBANK MTG AB 2.95% DUE 03-28-2016	515,000	$514,572.55	$527,940.41
TEACHERS INS & 6.85% DUE 12-16-2039	120,000	$138,194.40	$154,008.24
TECK RESOURCES LTD 4.5% DUE 01-15-2021	430,000	$442,271.40	$449,041.69
TELECOM ITALIA CAP 4.95% DUE 09-30-2014	800,000	$821,928.00	$742,563.20
TELEFONICA 2.582% DUE 04-26-2013	850,000	$851,853.00	$829,427.45
TELEFONOS DE MEX S 5.5 DUE 11-15-2019	325,000	$324,132.25	$359,376.23
TEVA 3% DUE 06-15-2015	130,000	$131,482.00	$135,376.93
TIME WARNER CABLE 4% DUE 09-01-2021	295,000	$300,900.00	$298,459.76
TIME WARNER CABLE 5.5% DUE 09-01-2041	250,000	$245,540.00	$263,450.00
TIME WARNER CABLE 5.875% DUE 11-15-2040	300,000	$311,466.00	$324,678.30
TIME WARNER CABLE 6.75% DUE 07-01-2018	950,000	$966,107.13	$1,128,329.25
TIME WARNER CABLE 7.3% DUE 07-01-2038	725,000	$833,039.50	$880,988.83
TIME WARNER CABLE 8.25% DUE 04-01-2019	300,000	$373,137.00	$376,803.60
TIME WARNER CABLE 8.75% DUE 02-14-2019	175,000	$175,407.65	$223,462.58
TIME WARNER INC 3.15 DUE 07-15-2015	470,000	$486,783.70	$488,856.40
TOYOTA MTR CR CORP 2 DUE 09-15-2016	1,005,000	$999,784.05	$1,015,000.76
TOYOTA MTR CR CORP MEDIUM TERM NTS 3.2 DUE 06-17-2015	95,000	$97,414.90	$99,922.52
UNION ELEC CO 6% DUE 04-01-2018	55,000	$54,833.90	$64,932.67
UNITED MEXICAN STATES 5.875 DUE 02-17-2014/02-17-2009 REG	100,000	$110,400.00	$108,250.00
United States dollar	115,900	$115,900.00	$115,900.00
UNITED STATES TREAS BDS 3.125% DUE 11-15-2041 REG	475,000	$507,507.81	$497,636.60
UNITED STATES TREAS BDS BD 3.75% DUE 08-15-2041 REG	7,080,000	$7,778,461.90	$8,326,745.52
UNITED STATES TREAS BDS DTD 00218 3.875%DUE 08-15-2040 REG	4,285,000	$3,846,443.36	$5,136,643.75
UNITED STATES TREAS BILLS 01-12-2012 UNITED STATES TREAS BILLS	14,890,000	$14,890,173.72	$14,889,955.33
UNITED STATES TREAS NTS .375 DUE 11-15-2014	2,610,000	$2,607,960.94	$2,611,631.25
UNITED STATES TREAS NTS .625 DUE 02-28-2013 REG	2,295,000	$2,303,159.18	$2,306,922.53
UNITED STATES TREAS NTS .875 DUE 11-30-2016	2,200,000	$2,199,148.00	$2,206,703.40

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED STATES TREAS NTS 0.25 10-31-2013	4,730,000	$4,730,739.06	$4,730,737.88
UNITED STATES TREAS NTS 1 DUE 10-31-2016	495,000	$497,812.36	$499,795.56
UNITED STATES TREAS NTS 1.5 DUE 07-31-2016	540,000	$554,253.64	$558,267.12
UNITED STATES TREAS NTS 1.75 DUE 10-31-2018	205,000	$208,699.22	$210,989.90
UNITED STATES TREAS NTS 1.875 DUE 08-31-2017	165,000	$155,402.93	$172,695.77
UNITED STATES TREAS NTS 2 DUE 11-15-2021	3,575,000	$3,585,023.55	$3,615,776.45
UNITED STATES TREAS NTS 2.125 DUE 12-31-2015	8,930,000	$8,973,513.44	$9,471,381.25
UNITED STATES TREAS NTS 2.625 DUE 11-15-2020 REG	1,500,000	$1,392,427.88	$1,614,843.00
UNITED STATES TREAS NTS 3.50 DUE 05-15-2020 REG	2,445,000	$2,589,849.54	$2,812,706.00
UNITED STATES TREAS NTS DTD .375% DUE 10-31-2012 REG	3,610,000	$3,596,802.61	$3,617,191.12
UNITED STATES TREAS NTS DTD 00025 3.625%DUE 05-15-2013 REG	5,340,000	$5,618,951.91	$5,587,808.04
UNITED STATES TREAS NTS DTD 00152 4.625%DUE 02-15-2017 REG	1,585,000	$1,848,331.90	$1,880,825.99
UNITED STATES TREAS NTS DTD 00231 3.125%DUE 05-15-2019 REG	500,000	$501,562.50	$560,625.00
UNITED STATES TREAS NTS DTD 00268 3.25% DUE 12-31-2016 REG	1,005,000	$1,088,718.93	$1,122,144.81
UNITED STATES TREAS NTS DTD 00273 .875% DUE 01-31-2012 REG	265,000	$265,641.80	$265,165.63
UNITED STATES TREAS NTS DTD 00277 1.375%DUE 02-15-2013 REG	770,000	$784,226.95	$780,256.40
UNITED STATES TREAS NTS DTD 00289 3.125%DUE 04-30-2017 REG	200,000	$205,632.81	$222,750.00
UNITED STATES TREAS NTS DTD 00293 .75% DUE 05-31-2012 REG	2,475,000	$2,486,409.28	$2,482,155.23
UNITED STATES TREAS NTS DTD 00294 2.125%DUE 05-31-2015 REG	10,610,000	$11,156,329.02	$11,201,008.84
UNITED STATES TREAS NTS DTD 00295 2.75% DUE 05-31-2017 REG	1,365,000	$1,472,653.71	$1,493,928.35
UNITED STATES TREAS NTS DTD 00305 .625% DUE 06-30-2012 REG	1,465,000	$1,471,233.00	$1,469,062.45
UNITED STATES TREAS NTS DTD 00306 2.625%DUE 08-15-2020 REG	7,630,000	$7,639,547.49	$8,229,077.08
UNITED STATES TREAS NTS DTD 00321 1.375%DUE 11-30-2015 REG	305,000	$301,685.43	$314,293.05
UNITED STATES TREAS NTS DTD 00333 .625% DUE 12-31-2012 REG	1,500,000	$1,500,484.18	$1,507,032.00
UNITED STATES TREAS NTS DTD 00334 3.625%DUE 02-15-2021 REG	3,165,000	$3,212,213.93	$3,674,615.64
UNITED STATES TREAS NTS DTD 00335 2.75% DUE 02-28-2018 REG	80,000	$80,387.50	$87,712.48
UNITED STATES TREAS NTS DTD 00354 2.375%DUE 06-30-2018 REG	725,000	$764,138.67	$776,882.45
UNITED STATES TREAS NTS DTD 02/15/2011 3.125% DUE 05-15-2021 REG	460,000	$499,854.69	$513,618.52
UNITED STATES TREAS NTS DTD 05-17-2010 1.375 DUE 05-15-2013	160,000	$161,669.43	$162,537.44
UNITED STATES TREAS NTS DTD 10-15-2011 0.5 10-15-2014	255,000	$255,896.48	$256,055.96
UNITED STATES TREAS NTS DTD 11/30/10 .5 DUE 11-30-2012 REG	105,000	$105,118.95	$105,336.32
UNITED STATES TREAS NTS DTD 12/31/2011 .875% DUE 12-31-2016 REG	560,000	$559,015.63	$561,006.32
UNITED STATES TREAS NTS NT 1% DUE 04-30-2012 REG	1,475,000	$1,480,704.10	$1,479,609.38
UNITED STATES TREAS NTS NT 2.375% DUE 02-28-2015 REG	1,750,000	$1,813,983.67	$1,856,778.00

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED STATES TREAS NTS NT 2.375% DUE 10-31-2014 REG	1,040,000	$1,077,937.25	$1,098,581.12
UNITED STATES TREAS NTS NT 2.5% DUE 06-30-2017 REG	1,085,000	$1,129,937.50	$1,173,410.14
UNITED STATES TREAS NTS NT 3.625% DUE 08-15-2019 REG	1,025,000	$1,107,857.27	$1,187,158.08
UNITED STATES TREAS NTS NTS 2.75% DUE 02-15-2019 REG	4,230,000	$4,110,839.00	$4,632,839.82
UNITED STATES TREAS NTS TNOTE .25% DUE 09-15-2014 REG	205,000	$204,775.78	$204,487.50
UNITED STATES TREAS NTS T-NOTE .375% DUE08-31-2012 REG	185,000	$184,653.13	$185,325.23
UNITED STATES TREAS NTS TNOTE 1 DUE 08-31-2016 REG	2,380,000	$2,396,394.24	$2,406,032.44
UNITED STATES TREAS NTS T-NT 1.875% DUE 06-15-2012 REG	16,095,000	$16,253,696.48	$16,226,399.58
US BANK NA FLTG RT DUE 04-29-2020	1,700,000	$1,759,687.00	$1,750,593.70
US OF AMER TREAS NOTES 3.75 DUE 11-15-2018 REG	750,000	$791,305.54	$872,519.25
US TREAS NTS .625 DUE 01-31-2013	3,020,000	$3,013,032.04	$3,034,746.66
US TREAS NTS 1.875 DUE 09-30-2017 REG	255,000	$264,166.28	$266,614.49
US TREAS NTS 4.625 DUE 11-15-2016 REG	75,000	$83,531.25	$88,570.35
US TREAS NTS BILLS OF EXCHANGE 15/01/12 1.125 DUE 01-15-2012 REG	4,785,000	$4,797,595.57	$4,786,684.32
US TREAS NTS DTD 00284 3.25 DUE 03-31-2017 REG	385,000	$417,953.46	$431,079.88
US TREAS NTS DTD 00353 .75 DUE 06-15-2014 REG	3,095,000	$3,127,521.68	$3,128,608.61
US TREAS NTS DTD 02/28/2011 2.125 DUE 02-29-2016 REG	895,000	$894,025.07	$949,539.51
UTD STATES TREAS 1.25% DUE 02-15-2014	720,000	$721,028.53	$734,793.84
UTD STATES TREAS 1.50 DUE 06-30-2016	700,000	$706,765.94	$723,898.70
UTD STATES TREAS 2.375% DUE 05-31-2018	515,000	$548,535.35	$552,257.16
UTD STATES TREAS BDS 8.75 BD 15/05/2020 USD1000 8.75 DUE 05-15-2020 REG	675,000	$978,204.20	$1,056,954.83
VA ELEC & PWR CO 5.1% DUE 11-30-2012	280,000	$279,904.80	$290,837.12
VALERO ENERGY CORP 6.125% DUE 02-01-2020	200,000	$199,864.39	$222,465.40
VERIZON 2% DUE 11-01-2016	390,000	$387,554.70	$391,104.87
VERIZON 3.5% DUE 11-01-2021	420,000	$416,673.60	$437,271.24
VERIZON 5.25% DUE 04-15-2013	700,000	$710,752.00	$738,663.10
VERIZON 6.4% DUE 02-15-2038	155,000	$194,662.95	$196,757.31
VERIZON WIRELESS 8.5% DUE 11-15-2018	665,000	$789,350.09	$897,550.50
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00001 5 DUE 08-15-2015	360,000	$353,407.54	$375,035.40
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00004 4.875 2-01-2015 BEO	1,725,000	$1,832,208.75	$1,827,735.83
WASTE MGMT INC DEL 4.75% DUE 06-30-2020	275,000	$279,573.25	$301,686.00
WASTE MGMT INC DEL 6.375% DUE 03-11-2015	250,000	$293,095.00	$285,230.75
WASTE MGMT INC DEL SR NT 2.6 9-1-16	185,000	$184,983.35	$187,779.81
WELLPOINT INC 3.7% DUE 08-15-2021	220,000	$219,744.80	$226,091.80

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-11

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
WELLS FARGO & CO 5.625% DUE 12-11-2017	770,000	$771,763.20	$877,436.56
WELLS FARGO & COMPANY 4.6 MTN TRANCHE # SR 00116 DUE 04-01-2021 USD1000	175,000	$174,637.75	$191,919.35
WESTPAC BKG CORP GLOBAL COVERED BD PROGR2.45 144A DUE 11-28-2016	235,000	$232,607.05	$232,978.77
WILLIS N AMER INC 6.2% DUE 03-28-2017	605,000	$630,351.80	$665,205.97
XEROX CORP 5.5% DUE 05-15-2012	65,000	$63,985.85	$66,077.77
XEROX CORP 5.65% DUE 05-15-2013	85,000	$84,207.20	$89,232.75
XEROX CORP 8.25% DUE 05-15-2014	545,000	$624,733.10	$614,967.65
XEROX CORP SR NT FLTG RATE DUE 05-16-2014 REG	260,000	$260,000.00	$256,181.90
XSTRATA CDA CORP 7.25 7/15/12	120,000	$127,485.60	$123,615.48

Grand Total	533,354,279	$532,207,150.14	$510,494,872.66

MONSANTO SAVINGS AND INVESTMENT PLAN

Schedule of Assets (Held at Year End)

As of Dec. 31, 2011

(Dollars in thousands)

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Assets Held per page 39 of attached detail	$2,013,645	$2,287,558
Reconciling Items:
Participant loans receivable	(28,680)	(28,680)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	35,301

Total investments per financial statements	$1,984,965	$2,294,179

*	Represents party-in-interest to the Plan.

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Investment Contract Assets per page 59 of attached detail	$532,207	$510,495
Reconciling Items:
Accrued interest income which is included in the $126,592, the $222,901 and the $164,048 on page 10 of the attached detail	3,046	3,046
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	35,301

Total investment contracts per financial statements	$535,253	$548,842

MONSANTO SAVINGS AND INVESTMENT PLAN

EIN 43-1878297

SUPPLEMENTAL SCHEDULE 2

Form 5500, Schedule H, Part IV, Line 4i –

Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended Dec. 31, 2011

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
#/REORG BANCO SANTNDR S A NEW OPTIN RIGHT EXP 31/10/11 WORTHLESS 01/11/2011			(48,990)	—
#REORG BANCO SANTANDER SA EUR0.50 (STK DIV 31/01/11) WORTHLESS EFF 27/01/2011			(43,441)	7,994.42
1ST QUANTUM MINLS COM NPV	2,800	(359,939.02)	(4,500)	88,165.70
ABB LTD CHF1.03 (REGD)	5,130	(126,449.02)	(6,200)	123,513.27
ADR ABB LTD SPONSORED ADR	49,330	(1,286,474.61)	(49,330)	956,285.79
ADR ADVANCED SEMICONDUCTOR ENGR INC SPONSORED ADR	15,400	(84,361.95)	(0)	1.18
ADR AEGON N V NY REGISTRY SHS SHS	82,000	(364,026.24)	(42,600)	313,542.75
ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR	126	(7,142.31)	(9,679)	553,678.26
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	40,865	(1,112,837.37)	(8,370)	211,315.99
ADR ASML HOLDING NV NY REGISTERED SHS	10,000	(353,504.55)	(10,547)	450,091.11
ADR BAIDU INC SPONSORED ADR	8,826	(1,020,088.76)	(10,726)	1,427,986.12
ADR BAYERISCHE MOTOREN WERKE AG ADR	10,070	(296,318.66)	(3,290)	81,889.81
ADR COMPAGNIE FINANCIERE RICHEMONT AG SWITZ ADR	21,912	(126,661.08)	(21,912)	119,740.19
ADR CTRIP COM INTL LTD AMERICAN DEP SHS AMERICAN DEP SHS	1,500	(61,389.07)	(9,879)	342,776.45
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	350	(9,061.83)	(5,500)	144,287.82
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	1,100	(62,080.04)	(1,400)	91,011.48
ADR LVMH MOET HENNESSY LOUIS VUITTON ADR	10,305	(334,040.09)	(10,305)	284,020.69
ADR NOVARTIS AG	9,400	(530,791.81)	(23,900)	1,367,956.26
ADR NOVO-NORDISK A S ADR	5,458	(654,342.13)	(488)	59,087.89
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	3,430	(236,016.57)	(14,300)	1,006,041.08
ADR TEVA PHARMACEUTICAL INDS	3,383	(171,171.80)	(31,533)	1,567,385.79
ADR TOTAL SA	21,600	(1,163,226.01)	(5,500)	293,872.34
ADR UNILEVER PLC SPONSORED ADR NEW	27,202	(874,169.03)	(15,556)	454,442.14
ADR VALE S A ADR	19,960	(698,015.26)	(73,425)	2,375,925.68
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	1,800	(48,311.79)	(41,400)	1,179,092.26
ADR YOUKU INC	1,627	(74,842.65)	(1,627)	33,067.65
ALSTOM EUR7.0	5,920	(254,399.89)	(2,130)	102,148.09
AUTONOMY CORP ORD GBP0.003333	1,770	(47,984.97)	(11,270)	462,847.58
BANCO BILBAO VIZCAYA ARGENTARIA SA BBVA,BILBAO OPTION RIGHT 1.04.11-15.04.11			(35,000)	2.72
BANK RAKYAT INDONESIA PERSER	95,000	(52,263.54)	(183,000)	125,139.50
BARCLAYS BK PLC 5.125% DUE 01-08-2020	125,000	(125,386.25)	(550,000)	558,713.50
BAYER MOTOREN WERK EUR1	460	(37,028.78)	(4,210)	427,269.92
BBVA(BILB-VIZ-ARG) EUR0.49 SUB RIGHTS 14/10/11			(35,593)	5,447.74
BG GROUP ORD GBP0.10	7,400	(171,844.07)	(2,300)	52,925.92
BHP BILLITON LTD NPV	4,440	(210,076.96)	(1,200)	57,624.45
BNP PARIBAS EUR2	1,360	(107,269.06)	(8,460)	383,249.46
BP ORD USD0.25	11,300	(90,069.50)	(89,700)	693,031.18
BRF-BRASIL FOODS COMSTK	5,700	(102,533.75)	(5,100)	96,668.09

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
BRITISH AMERICAN TOBACCO ORD GBP0.25	19,290	(768,642.28)	(1,100)	47,565.42
BURBERRY GROUP ORD GBP0.0005	5,470	(109,473.06)	(5,500)	122,752.39
CHINA MERCHANTS BK COM STK	31,000	(76,237.00)	(195,500)	341,605.84
CHINA RES LAND LTD RIGHTS			(20,769)	—
CHINA RESOURCES LAND LTD HKD0.10	270,000	(506,222.07)	(68,000)	108,842.05
CNOOC LTD HKD0.02	91,000	(192,554.88)	(151,000)	338,919.96
E.ON AG COM STK	2,450	(79,016.21)	(10,600)	335,398.56
ENSCO PLC SPON ADR	17,290	(832,473.13)	(8,100)	426,876.40
GIC AEGON GLOBAL WRAP CNTRCT CDA00004TR SYNTHETIC	1,961,727	(1,961,727.47)	(548,359,989)	548,359,989.40
GIC JP MORGAN CONTRACT# AMONSANTO03 RATE 4.2500% MAT EVERGREEN (SYNTHETIC)	172,479,513	(172,479,513.05)	(45,887,396)	45,887,395.57
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 4.6600% MAT EVERGREEN SYNTHETIC	228,900,353	(228,900,352.74)	(6,000,000)	6,000,000.00
GIC PRUDENTIAL CONTRACT# GA-62301 RATE 4.6900% MAT EVERGREEN (SYNTHETIC)	167,048,283	(167,048,282.89)	(3,000,000)	3,000,000.00
GLAXOSMITHKLINE ORD GBP0.25	25,700	(550,095.41)	(5,000)	93,754.43
HONDA MOTOR CO NPV	3,000	(131,675.28)	(800)	24,738.67
HUTCHISON WHAMPOA RIGHTS			(2,800)	—
IBERDROLA SA EUR0.75	11,603	(79,347.61)	(82,125)	598,829.62
IBERDROLA SA EUR0.75 (STK DIV 22/07/11)			(79,133)	—
ICAP ORD GBP0.10	23,690	(187,641.08)	(6,100)	45,349.48
IMPERIAL TOBACCO ORD GBP0.10	2,470	(79,797.18)	(15,170)	481,033.49
INDITEX EUR0.15	1,000	(72,887.13)	(700)	59,432.30
ING GROEP NV CVA EUR0.24	13,600	(162,906.35)	(8,000)	97,739.04
INTESA SANPAOLO RTS			(145,376)	—
LAFARGE EUR4	1,170	(72,697.03)	(7,070)	267,321.62
LG ELECTRONICS INC RIGHTS			(1,025)	—
LI NING CO LTD HKD0.1	45,500	(85,391.30)	(192,500)	214,719.35
LVMH MOET HENNESSY LOUIS VUITTON EUR0.30	1,760	(269,360.84)	(900)	145,173.54
MAGNA INTERNATIONAL INC COMMON STOCK	16,400	(701,341.66)	(2,100)	106,275.79
MITSUBISHI UFJ FIN NPV	22,300	(125,050.72)	(71,700)	348,935.18
MONSANTO PARTICIPANT LOANS	16,031,008	(16,031,007.82)	(15,473,756)	15,473,756.47
MTN GROUP LTD ZAR0.0001	11,960	(212,906.62)	(3,700)	77,404.99
NATIONAL GRID ORD GBP0.113953	5,330	(49,604.12)	(49,070)	482,451.84
NESTLE SA CHF0.10(REGD)	4,680	(265,328.91)	(2,000)	114,834.97
NIDEC CORPORATION NPV	700	(65,337.12)	(4,500)	387,696.10
NINTENDO CO LTD NPV	200	(56,717.71)	(1,300)	206,139.81
NOVARTIS AG CHF0.50(REGD)	8,380	(483,941.01)	(11,570)	635,130.13
PEARSON ORD GBP0.25	5,070	(86,884.61)	(35,680)	636,445.29
PERNOD RICARD NPV EUR 1.55	830	(77,604.97)	(300)	29,756.85
POTASH CORP SASK INC COM	26,030	(1,722,253.97)	(7,360)	409,095.86

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
REED ELSEVIER NV EUR0.07	5,730	(75,416.42)	(4,200)	45,205.89
RIO TINTO ORD GBP0.10	4,410	(317,943.47)	(2,800)	165,580.52
ROCHE HLDGS AG GENUSSCHEINE NPV	3,410	(531,093.36)	(4,130)	690,233.88
ROLLS ROYCE GROUP ORD GBP0.20	6,970	(68,181.11)
SANDS CHINA LTD USD0.01 REG’S’	46,400	(113,514.02)	(37,200)	111,615.30
SANOFI SPONSORED ADR	26,500	(985,746.89)	(5,401)	184,710.20
SHIRE PLC ADR	9,459	(908,727.65)	(1,506)	124,115.48
SIEMENS AG NPV(REGD)	2,310	(305,778.59)	(7,230)	825,213.44
SINGAPORE TELECOMMUNICATIONS NEW COM STK	69,000	(160,773.90)	(223,000)	516,580.05
STANDARD CHARTERED ORD USD0.50	15,080	(381,060.33)	(4,100)	97,352.68
SUNCOR ENERGY INC NEW COM STK	800	(29,997.68)	(25,741)	1,047,711.66
SWISS REINSURANCE AG CHF0.1(REGD)	1,490	(88,986.55)
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	30,330	(376,056.82)	(2,100)	24,469.98
TESCO ORD GBP0.05	31,060	(201,473.94)	(9,100)	60,374.82
TORONTO-DOMINION COM NPV	2,100	(167,121.68)	(350)	29,912.46
TOTAL EUR2.5	6,840	(386,139.20)	(1,880)	111,068.03
TOYOTA MOTOR CORP NPV	30,200	(1,259,940.00)	(17,900)	723,340.85
TULLOW OIL ORD GBP0.10	9,300	(149,848.39)	(3,400)	74,512.04
UNICREDIT SPA NPV	118,018	(238,409.39)
UNILEVER NV CVA EUR0.16	3,820	(115,718.55)	(10,490)	353,643.12
UNILEVER PLC ORD GBP0.031111	7,730	(241,212.52)	(1,300)	40,125.79
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	12,003	(596,866.74)	(4,103)	178,586.27
VODAFONE GROUP ORD USD0.11428571	148,280	(417,504.72)	(22,000)	61,317.83
VOLKSWAGEN AG NON VTG PRF NPV	660	(120,456.64)	(1,470)	287,911.07
WPP PLC ORD GBP0.10	13,930	(154,489.81)	(8,000)	102,503.33
XSTRATA PLC ORD GBP	10,950	(251,627.05)	(3,300)	77,704.88
YAHOO JAPAN CORP NPV	150	(56,786.02)	(850)	330,340.20
ZURICH INSURANCE GROUP AG CHF0.10	480	(121,884.39)	(190)	52,098.61

Grand Total	588,318,091	(614,601,147.48)	(621,741,791)	648,719,829.06

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
AMERN INTL GROUP INC MEDIUM TERM NTS TRANCHE # TR 00027 5.6 10-18-2016BEO	525,000	(550,571.55)	(265,000)	256,153.50
AMGEN INC 5.65% DUE 06-15-2042	800,000	(796,080.00)	(120,000)	125,242.80
ANHEUSER BUSCH 5.375% DUE 11-15-2014			(730,000)	807,372.70
AT&T INC 2.4 DUE 08-15-2016	185,000	(184,395.05)	(185,000)	184,681.80
BANK AMER CORP 5.65% DUE 05-01-2018	2,315,000	(2,369,862.85)	(395,000)	407,183.10
BANK OF AMER CORP 5.00 DUE 05-13-2021	140,000	(124,100.20)	(140,000)	133,249.60
BEAR STEARNS COS INC BEAR STEARNS CO 6.410 2 17 6.4% DUE 10-02-2017	100,000	(112,912.00)	(100,000)	113,909.40
BRITISH COLUMBIA PROV CDA BD 2.1% DUE 05-18-2016 BEO	50,000	(49,990.50)	(50,000)	50,065.00
CATERPILLAR INC 1.375% DUE 05-27-2014	225,000	(224,829.00)	(225,000)	226,732.50
CATERPILLAR INC 3.9% DUE 05-27-2021	1,665,000	(1,657,224.45)	(160,000)	164,564.80
CBS CORP NEW 4.3% DUE 02-15-2021	300,000	(284,220.00)	(300,000)	283,164.00
CHASE ISSUANCE TR 5.4% DUE 07-15-2015	1,470,000	(1,614,703.13)	(1,470,000)	1,599,314.06
CHEVRON PHILLIPS 4.75% DUE 02-01-2021	330,000	(331,168.25)	(135,000)	152,467.65
CINTAS CORP NO 2 2.85% DUE 06-01-2016	360,000	(359,982.00)	(360,000)	373,165.20
CISCO SYS INC 1.625% DUE 03-14-2014	100,000	(99,881.00)	(100,000)	101,023.00
CISCO SYS INC 5.5% DUE 01-15-2040	170,000	(196,173.20)	(170,000)	200,747.90
CITIGROUP INC 6.01% DUE 01-15-2015	765,000	(841,291.50)	(480,000)	514,968.00
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	360,915	(396,750.03)	(46,293)	46,292.97
CMO GREENWICH CAP COML FDG CORP 2004-GG1COML MTG CTF CL A-6DUE06-10-2036	170,000	(172,178.13)	(54,876)	54,876.38
CNH EQUIP TR 1.17% DUE 05-15-2015	8,000	(7,976.25)	(86,364)	86,364.33
DENTSPLY INTL INC 4.125% DUE 08-15-2021	200,000	(199,306.00)	(200,000)	205,610.00
DIRECTV HLDG/FIN 5 DUE 03-01-2021	600,000	(597,354.00)	(600,000)	608,316.00
DISNEY WALT CO NEW MEDIUM TERM NTS BOOK MEDIUM TERM NOTES 1.35 DUE 08-16-2016	305,000	(302,578.30)	(305,000)	302,788.75
FORD CR AUTO OWNER .84% DUE 06-15-2015	275,000	(274,954.13)	(275,000)	275,945.31
GE GLOBAL INS HLDG 6.45% DUE 03-01-2019	200,000	(216,762.00)	(200,000)	224,024.00
GEN ELEC CAP CORP 4.625 DUE 01-07-2021 REG	440,000	(437,320.60)	(440,000)	432,308.80
GEN ELEC CAP CORP 5.625% DUE 05-01-2018	260,000	(283,920.00)	(260,000)	288,269.80
GEN ELEC CAP CORP 5.875% DUE 01-14-2038	215,000	(228,448.25)	(1,435,000)	1,448,839.30
GILEAD SCIENCES 4.4% DUE 12-01-2021	500,000	(498,850.00)	(250,000)	253,985.00
GILEAD SCIENCES 4.5% DUE 04-01-2021	470,000	(474,758.00)	(210,000)	222,327.00
GOLDMAN SACHS 3.625% DUE 02-07-2016	1,015,000	(1,014,045.95)	(1,015,000)	1,028,857.55
GOLDMAN SACHS 5.95% DUE 01-18-2018	175,000	(190,447.25)	(175,000)	183,414.00
GOLDMAN SACHS 6 DUE 06-15-2020	220,000	(233,994.20)	(220,000)	237,439.40
GOLDMAN SACHS GROUP INC MTN 7.5% DUE 02-15-2019	1,720,000	(2,020,036.80)	(560,000)	659,276.80

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
HEWLETT PACKARD CO 4.3% DUE 06-01-2021	400,000	(399,544.80)	(400,000)	407,024.00
INTEL CORP 3.3 DUE 10-01-2021	2,205,000	(2,199,752.10)	(925,000)	946,480.55
INTERNATIONAL BK FOR RECON & DEV NT 2.125% DUE 03-15-2016 BEO	670,000	(667,353.50)	(670,000)	665,772.97
INTL BUSINESS 1.95% DUE 07-22-2016	1,195,000	(1,188,164.60)	(1,195,000)	1,205,000.55
JEFFERIES GROUP 5.125% DUE 04-13-2018	315,000	(313,903.80)	(315,000)	259,100.00
JPMORGAN CHASE & 3.15% DUE 07-05-2016	775,000	(773,140.00)	(300,000)	303,453.00
JPMORGAN CHASE & 3.45% DUE 03-01-2016	740,000	(738,475.60)	(740,000)	742,226.80
JPMORGAN CHASE & 4.4% DUE 07-22-2020	900,000	(887,873.00)	(370,000)	359,862.00
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15-2014 REG	80,000	(86,071.20)	(80,000)	85,704.00
JPMORGAN CHASE BK N A NY N Y FORME 6 DUE10-01-2017	100,000	(111,331.00)	(820,000)	898,597.80
LLOYDS TSB BK PLC 4.875% DUE 01-21-2016	280,000	(290,973.20)	(280,000)	275,048.70
LLOYDS TSB BK PLC 6.375% DUE 01-21-2021	425,000	(430,645.25)	(425,000)	432,356.50
MERCEDES-BENZ AUTO RECEIVABLES TR 2011-1CL A-3 .85 DUE 03-15-2015 REG	285,000	(284,991.79)	(285,000)	286,102.15
MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	190,000	(212,921.60)	(580,000)	655,071.70
MICROSOFT CORP 5.3% DUE 02-08-2041	210,000	(262,021.20)	(100,000)	123,900.00
MORGAN STANLEY 3.8% DUE 04-29-2016	900,000	(899,109.00)	(840,000)	814,731.15
MORGAN STANLEY 5.5% DUE 07-28-2021	690,000	(697,121.40)	(110,000)	112,475.00
MORGAN STANLEY 5.75% DUE 01-25-2021	195,000	(198,094.65)	(195,000)	202,817.55
MORGAN STANLEY MTN 5.45% DUE 01-09-2017/01-09-2007	280,000	(292,364.80)	(280,000)	295,181.60
NATL CY BK CLEV OH MEDIUM T TRANCHE # SB00007 5.8 DUE 06-07-2017	70,000	(77,701.40)	(265,000)	288,426.00
NATL RURAL UTILS 3.05% DUE 03-01-2016	130,000	(129,746.50)	(130,000)	134,817.00
NBCUNIVERSAL MEDIA 2.875% DUE 04-01-2016			(470,000)	482,835.70
NOMURA HLDGS INC 4.125% DUE 01-19-2016	425,000	(421,986.75)	(425,000)	431,268.75
ONCOR ELEC 5% DUE 09-30-2017	415,000	(445,552.30)
ONTARIO PROV CDA BD DTD 01/27/2011 1.375% DUE 01-27-2014 REG	250,000	(249,292.50)	(250,000)	250,810.76
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	575,000	(573,855.75)	(140,000)	138,636.40
PHILIP MORRIS INTL 4.125% DUE 05-17-2021	160,000	(159,092.80)	(160,000)	161,427.20
PNC FDG CORP 5.25% DUE 11-15-2015	1,285,000	(1,397,914.05)	(130,000)	142,764.70
PNC FDG CORP 5.625% DUE 02-01-2017	105,000	(116,399.85)	(605,000)	653,849.55
PROCTER & GAMBLE .7 DUE 08-15-2014	210,000	(209,136.90)	(210,000)	210,560.70
PVTPL BANK N S HALIFAX GTD COVERED BD 144A 1.45% DUE 07-26-2013 BEO	1,665,000	(1,673,742.84)	(1,665,000)	1,687,406.34
PVTPL BARRICK GOLD CORP NT 144A 2.9% DUE05-30-2016 BEO	1,000,000	(999,120.00)
PVTPL CANADIAN IMPERIAL BK COMM TORONTO ONT BD 144A 2% DUE 02-04-2013 BEO	655,000	(666,469.05)	(655,000)	667,767.26
PVTPL CMO DBUBS 2011-LC1 MTG TR MTG PSTHR CTF CL A-1 144A 3.742 11-10-46 BEO	864,290	(875,477.21)	(14,295)	14,295.45

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-11

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
PVTPL CMO FDIC COML MTG TR 2011-C1 MTG CTF CL A 144A VAR RT DUE 04-25-31	495,000	(495,000.00)	(98,925)	98,925.28
PVTPL CNOOC FIN 2011 LTD GTD NT 144A 4.25% DUE 01-26-2021 BEO	700,000	(690,130.00)	(700,000)	693,149.10
PVTPL MACQUARIE BK LTD SUB MEDIUM TERM NTS TRANCHE # TR 00001 6.625 4-7-2021	215,000	(214,580.75)	(145,000)	149,344.80
PVTPL MARATHON PETE CORP SR NT 144A 3.5%DUE 03-01-2016 BEO	145,000	(144,988.40)	—	—
PVTPL NATL BK CDA GLOBAL COVERED BK BD PRO TRANCHE # TR 00001 1.65 01-30-2014	730,000	(729,810.20)	(730,000)	744,709.33
PVTPL NBC UNVL INC 2.875% DUE 04-01-2016/10-04-2010 BEO	590,000	(576,011.10)	(120,000)	115,845.60
PVTPL NEWS AMER INC SR NT 144A 4.5% DUE 02-15-2021 BEO	165,000	(163,356.90)
PVTPL ROCHE HLDGS INC GTD NT 144A 7% DUE03-01-2039 BEO	270,000	(390,933.00)	(270,000)	387,099.00
PVTPL SIEMENS FINANCIERINGSMAATSCHAPPIJ N V GTD NT 144A 5.5% DUE 02-16-2012 BEO	170,000	(177,629.60)	(170,000)	173,940.60
PVTPL SPAREBANK 1 BOLIGKREDITT 144A 1.25DEB 10-25-2013 USD	670,000	(660,849.00)	(1,195,000)	1,182,631.75
PVTPL XYLEM INC SR NT 144A 3.55% DUE 09-20-2016 BEO	145,000	(144,723.05)	(85,000)	86,178.95
ROYAL BK SCOTLAND 3.25% DUE 01-11-2014	300,000	(299,091.00)	(300,000)	302,448.00
SANOFI-AVENTIS 2.625 DUE 03-29-2016	935,000	(930,222.15)	(375,000)	378,592.50
SCHLUMBERGER S A 2.65% DUE 01-15-2016	295,000	(294,489.65)	(295,000)	292,162.10
SHELL INTL FIN B V GTD NT 5.5 DUE 03-25-2040	210,000	(267,789.90)	(210,000)	257,924.10
THERMO FISHER 3.2% DUE 03-01-2016	490,000	(489,701.10)	(490,000)	497,274.25
THERMO FISHER 3.6% DUE 08-15-2021	180,000	(179,656.20)	(180,000)	183,736.80
TIME WARNER CABLE 4% DUE 09-01-2021	600,000	(603,182.45)	(305,000)	308,104.90
TIME WARNER CABLE 6.2% DUE 07-01-2013	265,000	(294,240.10)	(265,000)	294,428.25
TOTAL CAP CDA LTD 1.625% DUE 01-28-2014	1,165,000	(1,162,623.40)	(1,165,000)	1,164,707.15
TOYOTA MTR CR CORP 2 DUE 09-15-2016	1,715,000	(1,706,099.15)	(710,000)	711,527.10
TRAVELERS COS INC 3.9% DUE 11-01-2020	300,000	(300,134.00)	(300,000)	311,556.00
TYCO INTL FIN S A 3.75% DUE 01-15-2018	210,000	(209,332.20)	(210,000)	212,975.70
VERIZON 4.6% DUE 04-01-2021	385,000	(381,708.25)	(385,000)	394,592.90
VERIZON COMMUNICATIONS 6 DUE 04-01-2041	1,700,000	(1,671,661.00)	(1,700,000)	1,795,123.10
WAL-MART STORES 2.8% DUE 04-15-2016	335,000	(333,763.85)	(335,000)	344,601.10
WAL-MART STORES 5.625% DUE 04-15-2041	760,000	(745,438.40)	(760,000)	772,517.20

Grand Total	49,418,205	(50,533,549.76)	(37,245,754)	38,442,807.79

MONSANTO SAVINGS AND INVESTMENT PLAN

EIN 43-1878297

SUPPLEMENTAL SCHEDULE 3

Form 5500, Schedule H, Part IV, Line 4j –

Schedule of Reportable Transactions for the Year Ended Dec. 31, 2011

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 11 - 31 DEC 11

¿	5% Report — Part A

Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss
Other

United States—USD
GIC AEGON GLOBAL WRAP CNTRCT CDA00004TR SYNTHETIC CUSIP: 999500FCO	-548,359,989.40	1 Feb 11		100.00		0.00	548,359,989.40	548,359,989.40	0.00
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 4.3900% MAT EVERGREEN SYNTHETIC CUSIP: 999501LK3	220,083,484.27	1 Feb 11	100.00			0.00	220,083,484.27	220,083,484.27	0.00

NOTE: TRANSACTIONS ARE BASED ON THE 2010-12-31 VALUE (INCLUDING ACCRUALS) OF 3,757,264,044.07

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 11 - 31 DEC 11

¿	5% Report—Part B

Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2010-12-31 VALUE (INCLUDING ACCRUALS) OF 3,757,264,044.07

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 11 - 31 DEC 11

¿	5% Report — Part C Summary

Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
GIC AEGON GLOBAL WRAP CNTRCT CDA00004TR SYNTHETIC CUSIP: 999500FC0	Total acquisitions	1	1,961,727.47			0.00	1,961,727.47	1,961,727.47
	Total dispositions	1		548,359,989.40		0.00	548,359,989.40	548,359,989.40
GIC JP MORGAN CONTRACT# AMONSANTO03 RATE 4.2100% MAT EVERGREEN (SYNTHETIC) CUSIP: 999501LI8	Total acquisitions	12	172,479,513.05			0.00	172,479,513.05	172,479,513.05
	Total dispositions	3		45,887,395.57		0.00	45,887,395.57	45,887,395.57
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 4.3900% MAT EVERGREEN SYNTHETIC CUSIP: 999501LK3	Total acquisitions	12	228,900,352.74			0.00	228,900,352.74	228,900,352.74
	Total dispositions	1		6,000,000.00		0.00	6,000,000.00	6,000,000.00
MFO MONSANTO FXD FD UNITIZED SEC CUSIP: 611992470	Total acquisitions	275	92,970,747.66			0.00	92,970,747.66	92,970,747.66
	Total dispositions	349		149,223,302.62		0.00	124,829,533.98	149,223,302.62
NTGI COLLECTIVE GOVERNMENT SHORT TERM IN VESTMENT FUND CUSIP: 195997MV0	Total acquisitions	1,600	505,353,503.71			0.00	505,353,503.71	505,353,503.71
	Total dispositions	1,844		506,227,203.15		0.00	506,227,203.15	506,227,203.15

NOTE: TRANSACTIONS ARE BASED ON THE 2010-12-31 VALUE (INCLUDING ACCRUALS) OF 3,757,264,044.07

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 11 - 31 DEC 11

¿	5% Report — Part D

Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2010-12-31 VALUE (INCLUDING ACCRUALS) OF 3,757,264,044.07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN

By:	/s/ KAREN P. WISHART
Karen P. Wishart, Chairperson of the
Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan

June 28, 2012

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm